The Sherwin-Williams Company

2004 Annual Report


AR/S
33-28585


05047100


SWP
COVER
THE
EARTH
SHERWIN-WILLIAMS

FINANCIAL HIGHLIGHTS

(thousands of dollars except per share data)	2004	2003	2002
Net sales	$ 6,113,789	$ 5,407,764	$ 5,184,788
Income before cumulative effect of change in accounting principle	$ 393,254	$ 332,058	$ 310,701
Cumulative effect of change in accounting principle - net of income taxes of $64,476			(183,136)
Net income	$ 393,254	$ 332,058	$ 127,565
Per common share:			
Fully-diluted:			
Income before cumulative effect of change in accounting principle	$ 2.72	$ 2.26	$ 2.04
Cumulative effect of change in accounting principle - net of income taxes			(1.20)
Net income	$ 2.72	$ 2.26	$ .84
Basic:			
Income before cumulative effect of change in accounting principle	$ 2.79	$ 2.29	$ 2.07
Cumulative effect of change in accounting principle - net of income taxes			(1.22)
Net income	$ 2.79	$ 2.29	$ .85
Cash dividends	$ .68	$ .62	$ .60
Book value	$ 11.70	$ 10.17	$ 9.01
Average common shares outstanding (thousands)	140,802	144,847	150,438
Return on sales (1)	6.4 %	6.1 %	6.0 %
Return on net operating assets employed (RONAE) (2)	40.5 %	37.3 %	35.7 %
Return on beginning shareholders' equity (1)	27.0 %	24.7 %	20.9 %
Total debt to capitalization	30.9 %	26.0 %	28.0 %
Interest coverage (3)	15.5 x	14.5 x	13.3 x
Current ratio	1.2	1.5	1.4
Total technical expenditures (4)	$ 91,310	$ 88,369	$ 88,721



NET SALES
(millions of dollars)
7000
6000
5000
4000
3000
2000
1000
0
5,185
5,408
6,114
2002
2003
2004



(millions of dollars)
400
350
300
250
200
150
100
50
0
311
332
393
2002
2003
2004



3.0
2.5
2.0
1.5
1.0
0.5
0.0
2.04
2.26
2.72
2002
2003
2004

(1) Based on income before cumulative effect of change in accounting principle. See Note 3, page 51 of this report.
(2) Based on income before income taxes, minority interest and cumulative effect of change in accounting principle divided by average net accounts receivable, inventories, property, plant and equipment and accounts payable.
(3) Ratio of income before income taxes, minority interest, cumulative effect of change in accounting principle and interest expense to interest expense.
(4) See Note 1, page 48 of this report, for a description of technical expenditures.





ON THE COVER: First switched on in 1933, this neon "Cover The Earth" sign beckoned customers to Sherwin-Williams in San Francisco for 57 years. This vintage sign is among the many historic artifacts given a permanent home at the new Sherwin-Williams Center of Excellence at company headquarters in Cleveland.

TABLE OF CONTENTS

The Sherwin-Williams Company recruits, selects and hires the best qualified people available — without discrimination based on race, religion, color, creed, sex, national origin, age, disability, status as a special disabled veteran, veteran of the Vietnam era, or any other unlawful consideration.



Christopher M. Connor
Chairman and Chief Executive Officer

Joseph M. Scaminace
President and Chief Operating Officer

THE SHERWIN-WILLIAMS COMPANY HAD ANOTHER SUCCESSFUL YEAR IN 2004, ACHIEVING DOUBLE-DIGIT GROWTH IN REVENUE AND VOLUME AND SURPASSING $6 BILLION IN SALES FOR THE FIRST TIME IN COMPANY HISTORY.

Consolidated net income rose to $393.3 million, representing an increase of 18.4 percent over the previous year. Diluted net income per common share increased more than 20 percent to a record $2.72 per share.

We generated nearly $545 million in net operating cash, which enabled us to complete three strategically important acquisitions, pay record dividends of $0.68 per share, invest $106.8 million in capital expenditures and repurchase over six-and-a-half million shares of our stock. Total annual return to our shareholders in 2004, assuming dividend reinvestment, was 30.4 percent.

Last year marked our 26th consecutive year of dividend increases. On February 2, 2005 we declared a 20 percent increase in our quarterly dividend from $0.17 per common share to $0.205 per common share, payable on March 14, 2005 to shareholders of record on February 28, 2005. This represents the first step toward our 27th consecutive year of increased dividends.

These results are particularly gratifying in light of the stiff headwind we faced from rapidly rising raw material costs. In 2004, annualized year-over-year raw material costs for the industry increased more dramatically than any time in the last decade. This environment has put pressure on our consolidated gross margin, and we anticipate this pressure will continue in the foreseeable future. We will be diligent in our efforts to offset raw material cost increases through manufacturing efficiencies, higher fixed cost absorption, alternative technologies, tight expense control and measured price increases.

In 2004, we opened The Sherwin-Williams Center of Excellence at our headquarters in Cleveland, Ohio. The Center is a living archive which celebrates our storied past and serves as an inspiration to all of the hard-working men and women of Sherwin-Williams who are creating our future.

Included among the vast collection of photographs, product samples and artifacts spanning more than 138 years is a special gift given to Sherwin-Williams by its second Chairman and CEO, Walter Cottingham. His "Code of Principles" is a document that speaks of loyalty, consideration, politeness, winning by merit, and growth in character as well as size. In short, these are the very principles of honesty, integrity and morality, which still guide us today.

PAINT STORES SEGMENT

Net sales for our Paint Stores Segment increased by 14.6 percent to $3.98 billion from $3.47 billion in 2003. Comparable store sales improved by 10.1 percent over the prior year. Operating profit from the Segment finished at $480.2 million, an increase of 19.0 percent compared to 2003. The positive effects of strong sales volume and aggressive cost control throughout the year was partially offset by rapidly rising raw material costs.

We remain focused on the professional user of coatings products. The services of professional painting contractors continue to be in high demand, and these customers shop our paint stores for the quality products and services to make their businesses more successful.

In September of 2004, we completed the acquisition of Duron, Inc., one of the nation's top five operators of specialty paint stores in the eastern and southeastern United States. The customers served by Duron's company-operated stores include professional painting contractors, builders and do-it-yourself homeowners. The acquisition of Duron, Inc. added approximately 3.5 percent to the Paint Stores Segment's full year net sales and was slightly accretive to earnings for the year.

In 2004, we added a total of 295 new stores through organic expansion and acquisition, ending the year with 2,983 stores in operation in North America compared to 2,688 stores at the end of last year. We organically opened 71 new stores and closed 5, resulting in a net increase of 66 stores for the year. The acquisition of Duron, Inc. added 229 stores, all in the United States. We also completed our Store Refresh Program, a three-year project to re-merchandise and refresh the shopping environment in our stores.

The introduction of new and innovative products designed to improve performance and productivity continues to be a store strength. We introduced the ProXP™ Eg-Shel which provides two-coat performance in a one-coat application; DeckScapes™, a complete line of deck care products; and E-Barrier™, an energy-efficient reflective coating for attics.

We continued to introduce new products for our industrial maintenance customers under the ExpressTech® product line. This technologically advanced line of coatings offers significant labor savings and productivity improvements that allow property and equipment to be returned to service in minimal time.

We capitalized on the growing momentum in manufacturing activity in North America and Asia. During the past year we successfully introduced numerous new products for use on wood, plastic and metal substrates, several of which feature low-VOC, low-HAPS formulations. Manufacturing at our new facility in Shanghai, China began in 2004, and has helped align us with our domestic OEM customers who have relocated their operations to the Far East.

CONSUMER SEGMENT

External net sales in the Consumer Segment increased 9.0 percent to $1.3 billion in 2004 versus the prior year. Acquisitions accounted for 7.2 percent and the balance was largely due to the introduction of new product programs throughout the year.

THE SHERWIN-WILLIAMS COMPANY SURPASSED THE $6 BILLION MARK IN SALES.

Operating profit for the year declined $11.3 million, or 5.7 percent, to $187.7 million. In 2004, operating profit was adversely impacted by a charge for the impairment of certain assets totaling $12.5 million and by sharply rising raw material costs that could not be fully offset by operating profit from acquisitions and favorable manufacturing absorption. The price increases announced during the year were not implemented in time to offset rising raw material costs.

The focus of our Consumer Segment remains on building market share, expanding distribution and growing category demand through product innovation and brand strength. For example, our new Ready to

Roll™ paint container joins the Twist & Pour™ container as another revolutionary packaging breakthrough for the Dutch Boy® brand. This new concept in paint packaging features a project-sized container with a built-in roller tray and an easy open/close lid. The Ready to Roll™ paint container continues our string of innovations brought to the market under the Dutch Boy® brand.

26 CONSECUTIVE YEARS OF DIVIDEND GROWTH.

Two of our leading brands in the Consumer Segment – Minwax® and Thompson's® WaterSeal® – celebrated major milestones with their 100th and 75th anniversaries, respectively. In September of 2004, Sherwin-Williams acquired Paint Sundry Brands Corporation, a leading marketer and manufacturer of high quality paintbrushes and rollers for professional contractors and do-it-yourself users. Their respected brands of Purdy® and Bestt Liebco® will join established brands like Krylon® and Dupli-Color® in our diverse portfolio.

AUTOMOTIVE FINISHES SEGMENT

Our Automotive Finishes Segment posted a 12.6 percent net sales increase to $514.3 million for the year. This strong performance was helped by improvements in international sales, new product line introductions and the acquisition of a majority interest in an automotive coatings company in China, now known as Sherwin-Williams Kinlita Co., Ltd.

NAMED AS ONE OF THE 100 BEST COMPANIES TO WORK FOR BY *FORTUNE* MAGAZINE.

Operating profit for the Segment increased 10.8 percent to $58.1 million for the year as a result of higher sales volume, sales of higher margin products and the profit contribution from Sherwin-Williams Kinlita.

In 2004, the Segment added six new branches in North America, bringing the total number to 200 company-operated branches in the U.S., Canada, Jamaica, Chile and Peru. During the year, we continued to introduce the highest quality clearcoat and primer products designed to help our OEM and shop customers reduce time, labor and materials use. Customers throughout the world are currently viewing approximately 200,000 color formulas each month through our recently introduced Internet Scale system.

INTERNATIONAL COATINGS SEGMENT

Net sales in our International Coatings Segment increased 11.7 percent to $318.6 million in 2004. Segment sales for the year benefited from favorable currency exchange and sales in local currency that continued to build during each quarter of 2004. During 2003, a change in fiscal year to a calendar year basis by South American subsidiaries added one month sales to last year's results. The net impact of favorable currency exchange in 2004 more than offset the additional month sales in 2003 due to the fiscal year change, increasing net sales $9.9 million, or 3.5 percent, for the year.

The Segment realized an operating profit of $18.0 million in 2004 compared to $8.4 million in 2003. This was primarily the result of higher sales volumes, operating efficiencies resulting from manufacturing volume increases, tight expense control and favorable currency exchange fluctuations. The change in fiscal year had no significant effect on operating profit for the Segment.

We continue to be encouraged by the improving economic conditions in South America. In Argentina, we strengthened our market position by launching *The Concept Store*, based on the Sherwin-Williams paint store model of merchandising paint, but adapted to fit the local market. We celebrated our 60th anniversary of production in Brazil, and we again received numerous awards for product performance and innovation.

In the United Kingdom, our Ronseal™ wood care brand remains the market leader and continues to improve its position through new product offerings and market expansion. Our Ronseal subsidiary successfully launched a comprehensive range of Specialist Paint products for use in a variety of applications and saw growth in Ireland with its core wood care and deck products.

MANAGEMENT CHANGES

In 2004, we continued our long-standing practice of promoting talent from within the company with two important management appointments.

In September, Blair LaCour was appointed to the position of President & General Manager of the Automotive Division. Blair brings strong leadership and a wealth of experience to this assignment having spent the past 12 years as President & General Manager of the Mid Western Division of our Paint Stores Segment. Under Blair's leadership, the Mid Western Division consistently produced record sales and profits, made significant market share gains and successfully integrated a number of important acquisitions. Blair has also served as Vice President of Sales for the Western Division and Midcentral Division, and as Vice President of Marketing and Director of Sales for our Automotive Division.

Drew McCandless was appointed to succeed Blair as President & General Manager of the Mid Western Division of the Paint Stores Segment. Drew joined Sherwin-Williams in 1981 as a sales representative and has excelled in a wide range of Division and Corporate level assignments since then. He served as Corporate Auditor, Financial Analyst and Treasury Manager before moving to the Southeastern Division of the Paint Stores Segment where he served as Financial Manager, Controller and Vice President of Sales. Prior to his new role, Drew served as Vice President and Controller for the Consumer Division and Senior Vice President, Operations/Supply Chain Management for the Consumer Division.

OUTLOOK FOR 2005

Taken in total, we are pleased with the performance of your company in 2004. Thanks to the commitment and dedicated efforts of more than 28,000 Sherwin-Williams employees, we surpassed $6 billion in sales for the first time in company history. Three out of our four operating segments grew their sales and operating profits at double-digit rates, and we continued our track record of regular dividend growth and steady profitability.

We expect that the domestic and international economies will continue to strengthen in 2005 and have a favorable impact on sales volume in all of our segments. We will continue to add stores organically and expect to open our 3,000th store some time in the first half of 2005. Our ability to generate significant net operating cash will enable us to continue to invest in product innovation, new technology and capacity to strengthen our position of industry leadership.

We believe that our industry leadership and sustained success are linked to a strong foundation and spirit of innovation that reaches back to the day when our co-founder, Henry Sherwin, introduced the first ready-mix paint product. This same commitment to quality and technology has resulted in our company being issued more than 600 patents over the years – each advancement driven by our fundamental desire to meet the needs and exceed the expectations of our customers.

3,000TH STORE OPENING IN FIRST HALF OF 2005.

We recognize that the primary responsibility for the integrity of our financial reporting rests with management and we will continue to observe the highest financial reporting ethical standards. Our management team has conducted an evaluation of the effectiveness of the company's internal control over financial reporting and concluded that our controls are effective and contain no material weaknesses. An independent audit of our assessment is complete and the auditors have issued an unqualified opinion concurring with management's conclusion that our controls are effective.

Finally, *Fortune* Magazine recently named Sherwin-Williams as one of the 100 best companies to work for. We will continue to embrace the ideals and principles that helped us gain such recognition, and acknowledge and value the hard work and innovative thinking of the men and women of Sherwin-Williams. Together, we offer our thanks and appreciation to our customers, suppliers and shareholders for their confidence and trust.



CHRISTOPHER M. CONNOR
CHAIRMAN AND CHIEF EXECUTIVE OFFICER



JOSEPH M. SCAMINACE
PRESIDENT AND CHIEF OPERATING OFFICER


SHERWIN-WILLIAMS
COVER
THE
EARTH


PRO SELECT 950A
Professional

REPRESENTING MORE THAN 65 PERCENT OF TOTAL

company sales, the Paint Stores Segment was instrumental in helping Sherwin-Williams surpass the $6 billion sales mark in 2004. We delivered strong comparable store performance, introduced an impressive array of new products, completed a significant acquisition and are on the verge of opening our 3,000th store.

Sherwin-Williams paint stores market and sell Sherwin-Williams® branded architectural and industrial paints, stains and related products. Our diverse customer base includes architectural and industrial painting contractors, residential and commercial builders, property owners and managers, OEM product finishers and do-it-yourself homeowners.

Operating our own stores gives us the ability to interact directly with the end users of our products to better understand their specific needs. Local store personnel and field







representatives are able to form true partnerships with their customers. Our recently implemented Trademark Customer Service program and Sales Excellence initiative are both designed to promote stronger customer relationships. Store personnel and sales representatives receive extensive training and the tools they need to ensure they meet our high standards for customer service and salesmanship. Individual performance is continuously measured against these standards.

We continue to introduce innovative new Sherwin-Williams® branded paint products through our Paint Stores Segment designed for specific market applications. To improve contractor productivity and efficiency, we launched ProXP™ Eg-Shel, a one-coat product with two-coat performance characteristics. Our new DeckScapes™ produt line features an entire deck-care system that allows for pretreatment, stain and protection all in one day. Residential and commercial structures can benefit from E-Barrier™, our new energy-efficient reflective coating for use in attics. We completed the SuperPaint® Machine Finish product line designed for use in the growing prefinished wood siding market. To capitalize on the popularity of faux finishing, we introduced a new, in-store Illusions® Faux Finishing display that not only provides the tools and instructions needed to apply these finishes, but also an assortment of color combinations to eliminate some of the guesswork associated with color selection.

In 2004, we acquired Duron, Inc., one of the most respected names in our industry. Duron services the professional painting contractor and builder markets through a chain of 229 company-operated stores located primarily in the eastern and southeastern United States. The acquisition of Duron, in addition to the 66 net new stores we opened organically, brings the Paint Stores Segment store count total in North America to 2,983.

INDUSTRIAL MAINTENANCE AND MARINE coatings from Sherwin-Williams are formulated to protect steel and masonry infrastructures in highly corrosive, harsh environments. A network of more than 140 dedicated Industrial and Marine sales representatives and a staff of corrosion specification specialists support our heavy-duty coatings customers. In 2004, we introduced several new products under our ExpressTech® product line. These coatings feature proprietary technology that offers tremendous labor savings and productivity gains through rapid project completion and return to service. Superior product technology and an unparalleled sales and service organization will help us to capitalize on the improving market demand for industrial and marine protective coatings.

CHEMICAL COATINGS had a strong performance in 2004 and is well positioned for continued growth in North America and Asia. In Asia, we began manufacturing at our new plant in Shanghai, China. Having a manufacturing presence in this part of the world enables us to better serve our OEM customers who have moved their operations there. Our continuous advancements in technology enabled us to make several significant environmentally friendly product introductions. These "green" technologies are used in our Sher-Wood®, UltraCure® and Kem Aqua® product lines.


ProXP

PRODUCTS SOLD: Paints, stains, caulks, applicators, wallcoverings, floorcoverings, spray equipment and related products

MARKETS SERVED: Do-It-Yourselfers, professional painting contractors, home builders, property managers, architects, interior designers, industrial, marine, flooring and original equipment manufacturer (OEM) product finishes

MAJOR BRANDS SOLD: Sherwin-Williams®, ProMar®, SuperPaint®, A-100®, PrepRite®, Classic 99®, Duration®, Master Hide®, Sher-Wood®, Powdura® and Duron®

OUTLETS: 2,983 Sherwin-Williams stores in the United States, Canada, Mexico, Puerto Rico and the Virgin Islands

OUR CONSUMER SEGMENT IS KNOWN FOR THE STRENGTH of its brands, and for good reason. Household names like Dutch Boy®, Krylon®, Minwax®, Purdy®, Pratt & Lambert® and Thompson's® WaterSeal® come together to form the strongest collection of brands in the paint and coatings industry.

These brands are more than just well known. Each one promises our customers a unique and compelling experience. Whether it's the Dutch Boy® brand's promise of Simple Innovations™ for better results with less effort, or the Minwax® brand's promise to Make and Keep Wood Beautiful™, customers trust our brands and the products they represent. We are pleased with the improving sales performance of our Consumer Segment, and we believe that these positive results stem from our ability to keep our brands vital and relevant for consumers through continuous improvement and constant innovation.

CONSUMER BRANDS – Three years ago, we simplified the painting experience with our easy to open, easy to pour, easy to close Dutch Boy® Twist & Pour™ paint container. In 2004, we did it again with the introduction of our new Dutch Boy® Ready to Roll™ project sized




MINWAX
MAKING WOOD BEAUTIFUL FOR 100 YEARS
100





paint container. This revolutionary new package holds 2.5 gallons of paint that can be tinted to any shade in the Dutch Boy® palette. It features a built-in roller tray, an easy-carry handle and a lid that's a snap to open and close. The Ready to Roll™ container represents another breakthrough for our Dutch Boy® product line and continues to provide Dutch Boy® paint retailers with the most compelling, consumer-friendly, easy-to-use innovations in the paint category.

The Pratt & Lambert® brand also attracted attention in 2004 with the relaunch of the Accolade® product line and the introduction of our Never Compromise™ Color Center. Accolade® is a family of 100% acrylic paints formulated for superior adhesion, excellent hiding, and outstanding durability. The new Accolade® tagline, The Crown Jewel of Paints™, communicates the outstanding performance consumers and professional painters can expect from this premium line. Our Never Compromise™ Color Center makes finding the right colors and inspirational materials easier than ever. The color palette is organized in both clean and muted tones that are presented on punch-out color chips to help in color coordination. The Color Center also includes the Williamsburg Color® Collection, which captures the traditional colors and uniquely American style of Colonial Williamsburg.

WOOD CARE PRODUCTS – Both our Minwax® and Thompson's® WaterSeal® brands reached significant milestones in 2004. Minwax® marked its 100th anniversary and Thompson's® WaterSeal® celebrated its 75th anniversary. In observance of these milestones, our Minwax® manufacturing site in Flora, Illinois was featured on the popular PBS TV series *This Old House* with Norm Abram, while Thompson's® WaterSeal® was featured in an affiliate museum of the Smithsonian Institution. Both brands have been market leaders throughout their rich history and continue to develop products that deliver long lasting beauty, protection and convenience.

In 2004, we introduced new Minwax® Clear Brushing Lacquer designed to provide a traditional, time-honored finish with the ease of brush application and no sanding between fast drying coats. Our new Thompson's® WaterSeal® Concrete Care line offers a full line of products to beautify and protect walkways, driveways and patios. And, our new Thompson's® WaterSeal® Deck Stripper restores wood's natural color and beauty. For floors, the new DuraSeal™ QuickCoat Stain features 2-hour dry time in a palette that includes existing DuraSeal™ and certified Minwax® colors.

DIVERSIFIED BRANDS – In 2004, we made significant additions to our already strong brand portfolio and introduced a wide range of new and distinctive products. To capitalize on the momentum created by our recent introduction of Krylon® Fusion for Plastic™, the first aerosol paint that bonds to plastic, we added satin colors and an assortment of specialty finishes to the line. We also expanded our offering of Krylon® branded brush-on paints with the introduction of Color Creations®, a line of unique mix-in-can faux finishes and effects that make advanced painting techniques easy to achieve with no mess and no fuss.

Through our acquisition of Paint Sundry Brands Corporation, we added the Purdy® and Bestt Liebco® brands of paintbrushes and rollers to our applicator business. The well-known quality associated with these two brands makes them favorites among professional painting contractors and experienced do-it-yourself customers alike. Symphony™, another brand of Paint Sundry Brands Corporation, is a leader in the growing category of faux finishing tools and applicators.


Thompson's WaterSeal
Deck Stripper


KRYLON
KRYLON
KRYLON
Preserve it!
KRYLON
FUSION


PRODUCTS SOLD: Branded, private label and licensed brand paints, stains, varnishes, industrial products, wood finishing products, wood preservatives, applicators, corrosion inhibitors, aerosols and related products

MARKETS SERVED: Do-It-Yourselfers, professional painting contractors, industrial maintenance and flooring contractors

MAJOR BRANDS SOLD: Dutch Boy®, Krylon®, Minwax®, Cuprinol®, Thompson's® WaterSeal®, Formby's®, Pratt & Lambert®, Martin Senour®, H&C®, White Lightning®, Dupli-Color®, Rubberset®, Purdy®, Bestt Liebco® and Accurate Dispersions™

OUTLETS: Leading mass merchandisers, home centers, independent paint dealers, hardware stores, automotive retailers and industrial distributors in the United States, Canada and Mexico



OUR 200 COMPANY-OPERATED BRANCHES IN THE U.S.,

Canada, the Caribbean and South America, is the largest such network in the automotive finishes industry. Combined with thousands of independent distributors, automotive jobbers, and our foreign licensing agreements and subsidiaries, we have a distribution platform that is comprehensive and convenient for our customers.

The diverse automotive finishing categories we serve include passenger car, commercial vehicle and aircraft. A fundamental objective for all of our customers is their desire to maximize quality, productivity and efficiency. In 2004, we introduced several innovative products designed to help our customers save time, material and labor. Our new Squeegee Prime™ primer application, developed from the new NP75 Ultra-Fill® HS


ULTRA

PRODUCTS SOLD: High performance interior and exterior coatings for the automotive, aviation, fleet and heavy truck markets, as well as associated products

MARKETS SERVED: Automotive jobbers, wholesale distributors, collision repair facilities, dealerships, fleet owners and refinishers, production shops, body builders, aviation and OEM product finishers

MAJOR BRANDS SOLD: Sherwin-Williams®, Martin Senour®, Western™, Lazzuril™, Excelo™, Baco™ and ScottWarren™

OUTLETS: 200 company-operated branches in the United States, Canada, Jamaica, Chile and Peru, and other operations throughout North and South America, the Caribbean Islands, Europe and China

DTM Primer, eliminates the need for masking, quickens repair work and improves shop productivity. For OEM truck body, bus and fleet applications, our innovative Element Shield™ primer protects primed units for up to nine months from harsh, outdoor elements without the need for sanding. Another example of our ability to develop custom solutions for specialty markets is our Ultra 7000® Motorcoach Basecoat, the first MATC compliant paint in the RV industry formulated to withstand the rigors of severe weather and road conditions.

Our FormulaExpress™ Internet Scale continues to re-invent the method of color formula selection in the industry. With more than 800 scales in place and more than 200,000 formulas viewed each month, Sherwin-Williams customers worldwide are accessing color information in real time from the data base at our World Automotive Center – a 350,000-square-foot office and laboratory complex located in Warrensville Heights, Ohio dedicated to Automotive Finishes.

We grew our international presence significantly over this past year. Our acquisition of a majority interest in a successful local Chinese automotive paint company resulted in the formation of Sherwin-Williams Kinlita Co. Ltd. This accelerate our growth in the Chinese Automotive Refinish and OEM markets. In Venezuela, we opened our wholly-owned subisdiary, Sherwin-Williams Pinturas de Venezuela, capturing a significant market share in our first year of operation. We expanded our sales and distribution platforms in Asia; as well as in Bolivia, Paraguay and Uruguay through our newly-created export sales office in Brazil, and we began supplying automotive interior and exterior plastic coatings to Brazilian OEM customers. A number of our new, OEM-approved clearcoats and primers were introduced into the European market as well.

For many of today's most recognized NASCAR teams and drivers, Sherwin-Williams® brand automotive paints continue to be the paint of choice. In fact, in cooperation with Dale Earnhardt, Inc., we released 8 Tonz™, eight special effect custom color basecoats for use in glamour and racecar applications.

Our efforts in Automotive Finishes did not go unnoticed or unrewarded in 2004. In addition to posting double-digit sales gains, we were re-certified for OEM approved warranty repairs at authorized General Motors, Ford and Daimler Chrysler dealerships. For the second year in a row, as part of Toyota's Global Body and Paint Service Cooperation program, we earned the position of National Training Partner. We were again included as a member of the Honda Body shop recognition program.


TONZ
8




IT WAS A STRONG YEAR FOR OUR INTERNATIONAL

Coatings Segment, posting gains in both sales and profits. We increased manufacturing output, expanded distribution, strengthened the position of our brands across all channels and grew market share. The Segment also benefited from favorable currency exchange rates and a steadily improving economy in South America.

The Sherwin-Williams® brand, along with a variety of widely accepted regional brands, is distributed in 20 countries. We operate through wholly-owned subsidiaries, joint ventures, licensing agreements and independent distributors. In 2004, we added 10 new stores bringing our total to 71 company-operated stores.

BRAZIL – We celebrated our 60th anniversary of production in Brazil, our largest foreign subsidiary. Our commitment to this market has been unwavering, and over the




SHERWIN-WILLIAMS
PINTURAS
TEXTURAS
REVESTIMIENTOS
SHERWIN


60 ANOS FAZENDO AS CORES DO BRASIL
SHERWIN WILLIAMS


metalatex

years we have improved our market positon in architectural coatings.

Our products are broadly distributed in home centers, mass retailers and hardware stores. In 2004, we participated in two national trade shows where we introduced several innovative new products in our market-leading Colorgin® aerosol brand and our Metalatex® product line. Colorgin® Plasticos, the Brazilian version of our revolutionary domestic product line Krylon® Fusion for Plastic™ aerosol paint, was launched in March. In the construction segment, we had an April launch of Metalatex® Litoral, which offers superior protection for coastline paint projects. We continued to grow our sales organically in the industrial maintenance category, and further expanded the national presence of our Sumare® brand by opening seven new stores in 2004.

CHILE – An established distribution platform that benefits from strong relationships with leading retailers, along with our own direct retail and wholesale operations, continues to fuel growth in this area. We compete in all major paint markets from architectural and aerosol to chemical coatings, industrial and marine and wood. We are the leader in aerosols with our Marson™ brand.

Growth in the industrial maintenance category remains steady, particularly in marine markets and steel fabrication where shared domestic technologies continue to provide us with a competitive edge. The integration of the Minwax® brand has resulted in market share gains in wood, and the introduction of General Polymers® products has improved our floor care business. The completion of our new Color Studio located in the heart of Santiago has been successful in attracting architects, designers, specifiers and other decorating professionals to improve our architectural market participation.

ARGENTINA – Seeking to capitalize on the success of our paint store model in the United States, Sherwin-Williams Argentina created *The Concept Store*, a program designed to change the method of displaying and selling paint in this country. Rather than the traditional closed store counter with product stored in the back room, these new points of sale, owned and operated by our dealers, display product on the sales floor, offering customers a more hands-on shopping experience. In addition, we are strengthening our relationship with our home center customers through exclusive product offerings and merchandising.

UNITED KINGDOM – As the pre-eminent wood care coatings brand in the U.K., Ronseal again exerted its market strength in 2004. In Ireland, Ronseal successfully introduced several new products in its core wood care category and the growing deck category. In the U.K., a wide range of Specialist Paint products were launched. These paints are formulated for specific applications like Appliance, Radiator, Tile, Patio, Floor and UPVC, to name a few. These are one-coat products that require no priming. The Specialist Paint product launch was heavily supported by television advertising and media placements.


RONSEAL
Floor Paint
Repair Kit
Patio Paint
Tile Paint
UPVC Paint
Radiator Paint




RONSEAL
DIAMOND HARD
FLOOR
VARNISH
CLEAR SATIN

PRODUCTS SOLD: Architectural paints, stains, varnishes, industrial maintenance products, aerosols, product finishes, wood finishing products and related products

MARKETS SERVED: Do-It-Yourselfers, professional painting contractors, independent dealers, industrial maintenance and OEM product finishes

MAJOR BRANDS SOLD: Sherwin-Williams®, Dutch Boy®, Krylon®, Kem-Tone®, Martin Senour®, Pratt & Lambert®, Minwax®, Sumare®, Ronseal™, Pulverlack™, Colorgin®, Andina™, Tri-Flow®, Thompson's® WaterSeal®, Marson™, Metalatex® and Novacor®

OUTLETS: Distribution in 20 countries through wholly-owned subsidiaries, joint ventures and licensees of technology, trademarks and tradenames, including 71 company-operated architectural and industrial stores in Chile, Brazil, Uruguay and Argentina



Stacey Guinn
Coordinator, Center of Excellence

THE SHERWIN-WILLIAMS CENTER OF EXCELLENCE opened to the public in 2004. The Center is a living archive of our company, a celebration of our past and an inspiration for future generations.

A 40-foot timeline tells the Sherwin-Williams story in the context of significant events in Cleveland...and the world.

At the heart of the Center of Excellence, a display kiosk lists our operating segments and offers visitors a video greeting from our leadership team.

From sponsoring Metropolitan Opera radio auditions, to Cleveland Indians TV games, Sherwin-Williams has pioneered new media since the 1930s.













We are responsible for numerous industry firsts. Between the first resealable paint can patented in 1877 and the debut of the Twist & Pour™ container, Sherwin-Williams material and chemical inventions have revolutionized the coatings industry.

The original fireplace mantle from Henry Sherwin's office, all of the individual tiles from the hearth and the chameleon lamp that sat on Henry Sherwin's desk in the 1880s, are proudly displayed.

Sherwin-Williams has been granted more than 600 patents over the years – the numbers of each are etched in plexiglass display panels.


WHITE LIGHTNING.
H C
SHERWIN WILLIAMS
CALIDAD EN PINTURAS
Dutch Boy
WESTERN
Automotive Finishes
1980
1988
1995
1984
1990
1996
Dupli-Color™
KRYLON
LAZZURIL
EXCELO
GLOBO TINTAS

THE SHERWIN-WILLIAMS COMPANY HAS CONSISTENTLY demonstrated its ability to generate significant operating cash. For the fourth year in a row, our company has generated in excess of $540 million in net operating cash. We protect and reward our shareholders by being good stewards of the cash we generate and returning a portion of the cash directly.

We are thankful for the confidence you have placed in us and pledge our continued diligence in strengthening our company through wise and appropriate applications of the cash we generate.

STRATEGIC ACQUISITIONS

In addition to the organic growth we achieve through new store openings and new product innovations, acquisitions play an important role in growing our sales and profits and expanding our presence in the market. Over the past 25 years, we have made many additions to the Sherwin-Williams family of brands and products, many of which are referenced on the timeline above. These acquisitions have flourished, become integral parts of our company and made us stronger.

DIVIDENDS PER COMMON SHARE

(after adjustment for all common stock splits)


$0.80
$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$0.00
.01
.04
.05
.06
.08
.10
.12
.13
.14
.16
.18
.19
.21
.22
.25
.28
.32
.35
.40
.45
.48
.54
.58
.60
.62
.68
1979 1980 1981 1982 1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004


Thompson's WaterSeal
MINWAX
Tintas Sumaré
1997
MAUTZ
2001
DURON
PSB
PAINT SUNDRY BRANDS, LLC
2004
2000
General Polymers
2002
FLEX BON PAINTS
Seaguard Pro-Line
COLOR
BACO
Pinturas Sterling

Selected branded acquisitions 1980-2004

DIVIDEND GROWTH

In 2004, we completed our 26th consecutive year of increased cash dividends on common stock paid to our shareholders. It remains our policy to pay 30% of trailing earnings in the form of a cash dividend to shareholders. In short, we reward shareholders of Sherwin-Williams stock by returning to them a portion of the cash we are able to generate. Cash dividend payments in 2004 totaled $96.9 million.

STOCK PURCHASE

During 2004, we purchased 6.6 million shares of our common stock in the open market for the treasury. As we have done in years past, we intend to continue purchasing shares opportunistically on the open market, as we believe Sherwin-Williams stock is a good investment. This practice serves to increase shareholder value by preventing ownership dilution due to the grant and exercise of stock options.

CAPITAL EXPENDITURES

Our capital expenditures in 2004 exceeded $100 million dollars and helped us sustain our position of industry and market leadership. We added capacity, improved systems, enhanced productivity and invested in technology.

DEBT

As a result of short-term borrowing to fund acquisitions, our total debt to capitalization rose to 30.9 percent in 2004. At this level, the Company still has ample debt capacity to fund viable acquisitions in the future. Barring any large acquisitions, we will use a portion of our net operating cash to reduce debt and expect our total debt to capitalization to decline to the mid twenty percent range in the coming year.


COMMON STOCK PURCHASE
(millions of shares)
8
7
6
5
4
3
2
1
0
6.80
6.70
6.70
7.98
6.60
2000
2001
2002
2003
2004


CAPITAL EXPENDITURES
(millions of dollars)
150
120
90
60
30
0
132.8
82.6
126.5
116.5
106.8
2000
2001
2002
2003
2004


TOTAL DEBT TO CAPITALIZATION
(percent)
35
30
25
20
15
10
5
0
33.5
29.3
28.0
26.0
30.9
2000
2001
2002
2003
2004

STORES MAP/
SUBSIDIARIES

SUBSIDIARIES

FOREIGN

Coatings S.R.L.
Compañia Sherwin-Williams, S.A. de C.V.
Eurofinish S.r.l.
Productos Quimicos y Pinturas, S.A. de C.V.
Pulverlack Nordeste Ltda.
Quetzal Pinturas, S.A. de C.V.
Ronseal (Ireland) Limited
Ronseal Limited
Sherwin-Williams (Caribbean) N.V.
Sherwin-Williams (West Indies) Limited
Sherwin-Williams Argentina I.y C.S.A.
Sherwin-Williams Automotive Europe S.P.A.
Sherwin-Williams Automotive France S.r.l.
Sherwin-Williams Automotive Mexico S. de R.L. de D.V.
Sherwin-Williams Automotive Northern Europe BVBA
Sherwin-Williams Canada Inc.
Sherwin-Williams Cayman Islands Limited
Sherwin-Williams Chile S.A.
Sherwin-Williams do Brasil Industria e Comercio Ltda.
Sherwin-Williams Japan Co., Ltd.
Sherwin-Williams Kinlita Co., Ltd.
Sherwin-Williams Paints (Dongguan) Company Limited
Sherwin-Williams Pinturas de Venezuela S.R.L.
Sherwin-Williams (Shanghai) Paints Company Limited
Sherwin-Williams Uruguay S.A.
The Sherwin-Williams Company Resources Limited

DOMESTIC

Contract Transportation Systems Co.
Omega Testing and Weathering Services LLC
Sherwin-Williams Automotive Finishes Corp.
Sherwin-Williams Realty Holdings, Inc.
SWIMC, Inc.
The Sherwin-Williams Acceptance Corporation
Thompson Minwax International Corp.



Alaska
Hawaii
D.C.
Puerto Rico
Virgin Islands
Jamaica
PAINT STORES
AUTOMOTIVE BRANCHES
EASTERN DIVISION
SOUTHEASTERN DIVISION
MID WESTERN DIVISION
SOUTH WESTERN DIVISION
INTERNATIONAL COATINGS

Today, Sherwin-Williams has 3,254 paint stores and automotive branches worldwide. More than 90% of the U.S. population lives within a 50-mile radius of a Sherwin-Williams paint store.


SWP
COVER
THE
EARTH

FINANCIAL TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Letter to Shareholders" and elsewhere in this report constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are based upon management's current expectations, estimates, assumptions and beliefs concerning future events and conditions and may discuss, among other things, anticipated future performance (including sales and earnings), expected growth, future business plans and the costs and potential liability for environmental-related matters and the lead pigment and lead-based paint litigation. Any statement that is not historical in nature is a forward-looking statement and may be identified by the use of words and phrases such as "expects," "anticipates," "believes," "will," "will likely result," "will continue," "plans to" and similar expressions.

Readers are cautioned not to place undue reliance on any forward-looking statements. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements and from the Company's historical results and experience. These risks, uncertainties and other factors include such things as: (a) general business conditions, strengths of retail and manufacturing economies and the growth in the coatings industry; (b) competitive factors, including pricing pressures and product innovation and quality; (c) changes in raw material availability and pricing; (d) changes in the Company's relationships with customers and suppliers; (e) the ability of the Company to attain cost savings from productivity initiatives; (f) the ability of the Company to successfully integrate past and future acquisitions into its existing operations, as well as the performance of the businesses acquired, including the acquisitions of Duron, Inc. and Paint Sundry Brands Corporation; (g) changes in general domestic economic conditions such as inflation rates, interest rates and tax rates; (h) risks and uncertainties associated with the Company's expansion into and its operations in China, South America and other foreign markets, including inflation rates, recessions, foreign currency exchange rates, foreign investment and repatriation restrictions, unrest and other external economic and political factors; (i) the achievement of growth in developing markets, such as China, Mexico and South America; (j) increasingly stringent domestic and foreign governmental regulations including those affecting the environment; (k) inherent uncertainties involved in assessing the Company's potential liability for environmental remediation-related activities; (l) other changes in governmental policies, laws and regulations, including changes in accounting policies and standards and taxation requirements (such as new tax laws and new or revised tax law interpretations); (m) the nature, cost, quantity and outcome of pending and future litigation and other claims, including the lead pigment and lead-based paint litigation and the affect of any legislation and administrative regulations relating thereto; and (n) unusual weather conditions.

Readers are cautioned that it is not possible to predict or identify all of the risks, uncertainties and other factors that may affect future results and that the above list should not be considered to be a complete list. Any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

	2004	2003	2002	2001	2000
Operations					
Net sales	$ 6,114	$ 5,408	$ 5,185	$ 5,066	$ 5,212
Cost of goods sold	3,412	2,952	2,846	2,846	2,904
Selling, general and administrative expenses	2,069	1,882	1,785	1,730	1,740
Impairment of other assets					352
Interest expense	40	39	40	55	62
Income before income taxes, minority interest and cumulative effect of change in accounting principle	580	523	497	424	143
Income before cumulative effect of change in accounting principle	393	332	311	263	16
Net income	393	332	128	263	16
Financial Position					
Inventories	$ 773	$ 638	$ 625	$ 633	$ 704
Accounts receivable - net	724	544	494	523	594
Working capital - net	262	561	422	366	436
Property, plant and equipment - net	720	650	665	673	722
Total assets	4,274	3,683	3,432	3,628	3,751
Long-term debt	488	503	507	504	621
Total debt	738	514	522	615	740
Shareholders' equity	1,647	1,459	1,342	1,488	1,472
Per Common Share Information					
Average shares outstanding (thousands)	140,802	144,847	150,438	155,557	161,912
Book value	$ 11.70	$ 10.17	$ 9.01	$ 9.66	$ 9.22
Income before cumulative effect of change in accounting principle - diluted	2.72	2.26	2.04	1.68	.10
Income before cumulative effect of change in accounting principle - basic	2.79	2.29	2.07	1.69	.10
Net income - diluted	2.72	2.26	.84	1.68	.10
Net income - basic	2.79	2.29	.85	1.69	.10
Cash dividends	.68	.62	.60	.58	.54
Financial Ratios					
Return on sales (1)	6.4%	6.1%	6.0%	5.2%	.3%
Asset turnover	1.4×	1.5×	1.5×	1.4×	1.4×
Return on assets (1)	9.2%	9.0%	9.1%	7.3%	.4%
Return on equity (2)	27.0%	24.7%	20.9%	17.9%	.9%
Dividend payout ratio (1)	24.6%	27.3%	29.3%	34.6%	549.9%
Total debt to capitalization	30.9%	26.0%	28.0%	29.3%	33.5%
Current ratio	1.2	1.5	1.4	1.3	1.4
Interest coverage (3)	15.5×	14.5×	13.3×	8.8×	3.3×
Working capital to sales	4.3%	10.4%	8.1%	7.2%	8.4%
Effective income tax rate (4)	32.0%	36.5%	37.5%	38.0%	88.9%
General					
Capital expenditures	$ 107	$ 117	$ 127	$ 83	$ 133
Total technical expenditures (5)	91	88	89	86	84
Advertising expenditures	240	239	222	236	276
Repairs and maintenance	55	52	52	48	48
Depreciation	109	105	104	109	109
Amortization of intangible assets	17	12	12	39	51
Shareholders of record (total count)	11,056	11,472	11,936	12,687	13,137
Number of employees (total count)	28,690	25,777	25,752	25,789	26,095
Sales per employee (thousands of dollars)	$ 213	$ 210	$ 201	$ 196	$ 200
Sales per dollar of assets	1.43	1.47	1.51	1.40	1.39

(1) Based on income before cumulative effect of change in accounting principle. See Note 3, page 51 of this report.
(2) Based on income before cumulative effect of change in accounting principle and shareholders' equity at beginning of year.
(3) Ratio of income before income taxes, minority interest, cumulative effect of change in accounting principle and interest expense to interest expense.
(4) Based on income before income taxes, minority interest and cumulative effect of change in accounting principle.
(5) See Note 1, page 48 of this report, for a description of technical expenditures.

OVERVIEW

The Sherwin-Williams Company, founded in 1866, and its consolidated subsidiaries (collectively, the "Company") are engaged in the manufacture, distribution and sale of paints, coatings and related products to professional, industrial, commercial and retail customers primarily in North and South America. The Company is structured into five reportable segments – Paint Stores, Consumer, Automotive Finishes, International Coatings (collectively, the "Operating Segments") and Administrative – in the same way that management internally organizes its business for assessing performance and making decisions regarding allocation of resources. See pages 8 through 15 of this report and Note 18, on pages 68 through 70 of this report, for more information concerning the Company's reportable segments.

The Company's financial condition remained strong in 2004 despite a decrease of $256.9 million in cash and cash equivalents from the end of 2003 primarily as a result of acquisitions made in 2004. The Company's current ratio decreased to 1.17 at December 31, 2004 from 1.49 at the end of 2003. Total debt increased to $738.3 million at December 31, 2004 from $513.6 million at the end of last year and increased as a percentage of total capitalization to 30.9 percent from 26.0 percent at the end of 2003. The lower current ratio and increased total debt also related primarily to the 2004 acquisitions. Net operating cash decreased to $544.7 million in 2004 versus $558.9 million in 2003. The primary factor reducing net operating cash was increased working capital requirements to support new sales programs. Excess cash from 2003 and net operating cash and increased short-term borrowings in 2004 provided the funds necessary to support current year acquisitions of $554.5 million, extinguishment of acquired debt of $67.1 million, capital expenditures of $106.8 million, purchases of treasury stock for $267.4 million and payments of $96.9 million in cash dividends.

Consolidated net sales increased 13.1 percent in 2004 to $6.11 billion from $5.41 billion in 2003. Net income for 2004 increased 18.4 percent to $393.3 million from $332.1 million last year. Diluted net income per common share increased 20.4 percent to $2.72 per share for 2004 from $2.26 per share a year ago. During 2004, sales volume increases came from continuing strong domestic architectural paint sales, improving sales and market conditions in domestic industrial maintenance and product finishes and the acquisitions of Duron, Inc. (Duron), Paint Sundry Brands Corporation (PSB) and a majority interest in Shanghai Kinlita Chemical Co., Ltd., that was renamed Sherwin-Williams Kinlita Co., Ltd. (Kinlita). The domestic and international automotive refinish businesses improved during the year while stronger economic conditions and favorable foreign currency exchange rates in most South American countries contributed to improved International Coatings Segment sales. For the full year 2004, gross profit as a percent of sales declined primarily due to increasing raw material costs. The impacts on net sales and gross profit relating to a change in product mix and an impairment charge to reduce the carrying amount of a customer sales incentive program were negligible. Selling, general and administrative expenses decreased as a percent of sales in 2004 as compared to 2003.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation and fair presentation of the consolidated financial statements, accompanying notes and related financial information included in this report are the responsibility of management and have been prepared in accordance with accounting principles generally accepted in the United States. The consolidated financial statements, notes and related information include amounts that were based upon management's best estimates and judgments which they believe were reasonable under the circumstances. Management used assumptions based on historical results and other assumptions to form the basis for determining appropriate carrying values of assets and liabilities that were not readily available from other sources. Actual results could differ from those estimates. Also, materially different amounts may result under materially different conditions or from using materially different assumptions. However, management believes that any materially different amounts resulting from materially different conditions or material changes in facts or circumstances are unlikely.

All of the significant accounting policies that were followed in the preparation of the consolidated financial statements are disclosed in Note 1, on pages 46 through 50 of this report. The following procedures and assumptions utilized by management directly impacted many of the reported amounts in the consolidated financial statements.

The Company's revenue was generated from the sale of its products. All revenues were recognized when products were shipped and title had passed to unaffiliated customers. Discounts were recorded as a reduction of net sales in the same period as the sale. Our standard sales terms are final and returns or exchanges are not permitted unless expressly stated; provisions for returns or exchanges were established in cases where the right of return existed. The Company offered a variety of programs, primarily to its retail customers, designed to promote sales of its products. Such programs required periodic payments and allowances based on estimated results of specific programs and were recorded as a reduction to net sales. The Company accrued the estimated total payments and allowances associated with each transaction at the time of sale. Additionally, the Company offered programs directly to consumers to promote the sale of its products. Promotions which reduced the ultimate consumer sale prices were recorded as a reduction of net sales at the time the promotional offer was made, generally using estimated redemption and participation levels. The Company continually assesses the adequacy of accruals for customer and consumer promotional program costs not yet paid. To the extent total program payments differ from estimates, adjustments may be necessary. Historically, these total program payments and adjustments have not been material.

Management recorded accounts receivable net of provisions for sales returns and allowances, and net of provisions for doubtful collection of accounts included in Selling, general and administrative expenses. Estimated sales returns and allowances were accrued based on management's assessment of accounts receivable. Judgment was required in order to make this assessment including an analysis of historical bad debts, a review of the aging of accounts receivable and a review of the current creditworthiness of customers. Management recorded allowances for receivables which were believed to be uncollectible, including amounts for the resolution of potential credit and other collection issues such as disputed invoices, customer satisfaction claims and pricing discrepancies. However, depending on how such potential issues are resolved, or if the financial condition of any of our customers were to deteriorate and their ability to make required payments became impaired, increases in these allowances may be required. As of December 31, 2004, no individual customer constituted more than 5 percent of accounts receivable.

Inventories were stated at the lower of cost or market with cost determined principally on the last-in, first-out method. Inventory quantities were adjusted during the fourth quarter of 2004 as a result of annual physical inventory counts taken in all locations. Management recorded the best estimate of net realizable value for obsolete and discontinued inventories based on historical experience and current trends through reductions to inventory cost by recording a provision included in Cost of goods sold. Where management determined that future demand was lower than current inventory levels, a reduction in inventory cost to estimated net realizable value was made.

Management's business and technical judgment was used in determining which intangible assets have indefinite lives and in determining the useful lives of finite-lived intangible assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." As required by SFAS No. 142, management performed transitional impairment testing during the first quarter of 2002 and annual impairment testing of goodwill and indefinite-lived intangible assets during the fourth quarters of 2004, 2003 and 2002. Management estimated the fair values of goodwill and indefinite-lived intangible assets using a discounted cash flow valuation model, incorporating discount rates commensurate with the risks involved for each reporting unit. Growth models were developed using both industry and company historical results and forecasts. Such models required management to make certain assumptions based upon information available at the time the valuation was performed, which could differ from actual results. See Notes 3 and 4, pages 51 through 53 of this report, for a discussion of the reductions in carrying value of goodwill and indefinite-lived intangible assets recorded in accordance with SFAS No. 142.

Property, plant and equipment was stated on the basis of cost and depreciated principally on a straight-line method using industry standards and historical experience to estimate useful lives. In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," whenever events or changes in circumstances indicated that the carrying value of long-lived assets may not be recoverable or the useful life had changed, impairment tests were performed. Undiscounted future cash flows were used to calculate the fair value of long-lived assets to determine if such assets were impaired. Where impairment was identified, management determined fair values for assets using a discounted cash flow valuation model, incorporating discount rates commensurate with the risks involved for each group of assets. Growth models were developed using both industry and company historical results and forecasts. Such models required management to make certain assumptions based upon information available at the time the valuation was performed, which could differ from actual results. See Note 4, pages 52 and 53 of this report, for a discussion of the reductions in carrying value of long-lived assets in accordance with SFAS No. 144.

To determine the Company's ultimate obligation under its defined benefit pension plans and other postretirement benefit plans, management must estimate the future cost of benefits and attribute that cost to the time period during which each covered employee works. To record the related net assets and obligations of such benefit plans, management used assumptions related to inflation, investment returns, mortality, employee turnover, rate of compensation increases, medical costs and discount rates. Management, along with third-party actuaries, reviews all of these assumptions on an ongoing basis to ensure that the most reasonable information available is being considered. An increase or decrease in the assumptions or economic events outside management's control could have a direct impact on reported results of operations. In determining the expected long-term rate of return on defined benefit pension plan assets, management considered the historical rates of return, the nature of investments and an expectation for future investment strategies. For 2005 expense recognition, the Company will use a discount rate of 5.75 percent, an expected rate of return on defined benefit pension plan assets of 7.5 percent and a rate of compensation increase of 4.0 percent. Use of these assumptions will result in a net pension credit in 2005 that is expected to remain approximately the same as 2004. See Note 7, pages 55 through 59 of this report, for information concerning the Company's defined benefit pension plans and postretirement benefits.

The Company is self-insured for certain liabilities, primarily worker's compensation claims, employee medical and disability benefits, and automobile, property and general liability claims. Claims filed but unsettled and estimated claims incurred but not reported were accrued based upon management's estimated aggregate liability for claims incurred using historical experience and actuarial assumptions followed in the insurance industry.

The Company is involved with environmental investigation and remediation activities at some of its current and former sites and at a number of third-party sites. The Company accrued for environmental remediation-related activities for which commitments or clean-up plans have been developed and for which costs could be reasonably estimated based on industry standards and historical experience. All accrued amounts were recorded on an undiscounted basis. Accrued environmental remediation-related expenses included direct costs of investigation and remediation and indirect costs such as compensation and benefits for employees directly involved in the investigation and remediation activities and fees paid to outside engineering, consulting and law firms. See Note 9, on pages 60 and 61 of this report, for information concerning the accrual for extended environmental-related activities. Due to uncertainties surrounding environmental investigations and remediation activities, the Company's ultimate liability may result in costs that are significantly higher than currently accrued. See pages 29 and 30 of this report for a discussion concerning unaccrued future loss contingencies.

Management is continually re-evaluating the Company's operating facilities against its long-term strategic goals and may adopt an exit or disposal plan for facilities that no longer meet those strategic goals. Effective January 1, 2003, the Company recognizes liabilities associated with exit or disposal activities as incurred in accordance with SFAS No. 146, "Accounting for Costs from Exit or Disposal Activities." Qualified exit costs primarily include post-closure rent expenses, incremental post-closure costs and costs of employee terminations. Adjustments may be made to liabilities accrued for qualified exit costs if information becomes available upon which more accurate amounts can be reasonably estimated. Concurrently, long-lived assets are tested for impairment in accordance with SFAS No. 144 and, if impairment is determined to exist, the carrying value of the long-lived assets is reduced to fair value estimated by management using a cash flow valuation model, incorporating discount rates commensurate with the risks involved for each group of assets. Additional impairment may be recorded for subsequent revisions in estimated fair value. During 2004, a leased distribution facility in the Automotive Finishes Segment was exited. During 2003, a formal plan was approved to close and dispose of a manufacturing facility in the Consumer Segment. The useful lives of the long-lived assets were reduced at that time in accordance with SFAS No. 144. Manufacturing ceased at the facility during 2004. In accordance with SFAS No. 146, non-cancelable rent, post-closure severance and other qualified exit costs were accrued at the time of ceasing operations at these two sites. No formal shutdown plans were approved during 2002. See Note 6, pages 54 and 55 of this report, for information concerning accrued qualified exit costs and impairments of long-lived assets.

The Company used the purchase method to allocate costs of the acquired businesses to the assets acquired and liabilities assumed based on their estimated fair values at the dates of acquisition. The excess costs of the acquired businesses over the fair values of the assets acquired and liabilities assumed were recognized as goodwill. The valuations of the acquired assets and liabilities will impact the determination of future operating results. The Company used a variety of information sources to determine the values of acquired assets and liabilities including: third-party appraisers for the value and lives of identifiable intangible assets and property, plant and equipment; outside actuaries for defined benefit retirement plans; and legal counsel or other experts to assess the obligations associated with legal, environmental and other contingent liabilities.

The Company estimated income taxes in each jurisdiction that it operated. This involved estimating taxable earnings, specific taxable and deductible items, the likelihood of generating sufficient future taxable income to utilize deferred tax assets and possible exposures related to future tax audits. To the extent these estimates change, adjustments to income taxes will be made in the period in which the changes occur.

The Company was invested in the United States affordable housing and historic renovation real estate markets. These investments have been identified as variable interest entities. However, the Company is not the primary beneficiary and did not consolidate the operations of the investments. The carrying amounts of these non-traded investments, which approximate market value, were determined based on cost less related income tax credits determined by the effective yield method. See Note 1, on page 46 of this report, for more information on non-traded investments. The Company's risk of loss from the partnership interests is limited to the amount of its investment. The Company has no ongoing capital commitments, loan requirements or guarantees with the general partners that would require any future cash contributions other than the contractually committed capital contributions which are disclosed in the contractual obligations table on page 31 of this report.

FINANCIAL CONDITION – 2004

The Company's financial condition remained strong in 2004 due primarily to improved profitability. The Company ended the year with $45.9 million in cash and cash equivalents – a decrease of $256.9 million over the end of 2003 primarily as a result of acquisitions made in 2004. The Company's current ratio decreased to 1.17 at December 31, 2004 from 1.49 at the end of 2003. Total debt increased to $738.3 million at December 31, 2004 from $513.6 million at the end of last year and increased as a percentage of total capitalization to 30.9 percent from 26.0 percent at the end of 2003. The lower current ratio and increased total debt also related primarily to the 2004 acquisitions. Net operating cash decreased in 2004 to $544.7 million compared to $558.9 million in 2003. The primary factor reducing net operating cash was increased working capital requirements to support new sales programs. Excess cash from 2003 and net operating cash and increased short-term borrowings in 2004 provided the funds necessary to support current year acquisitions of $554.5 million, the extinguishment of acquired debt of $67.1 million, capital expenditures of $106.8 million, purchases of treasury stock for $267.4 million and payments of $96.9 million in cash dividends. The Consolidated Balance Sheets and Statements of Consolidated Cash Flows, on pages 42 and 44 of this report, provide more information concerning the Company's financial position and cash flows.

Management considers a measurement of cash flow that is not in accordance with accounting principles generally accepted in the United States to be a useful tool in determining a discretionary portion of the Company's net operating cash. Management reduces net operating cash, as shown in the Statements of Consolidated Cash Flows, by the amount expended for capital expenditures and the payment of cash dividends. The resulting value is referred to by management as "Free Cash Flow" which may not be comparable to values considered by other entities using the same terminology. The reader is cautioned that the following value should not be compared to other entities unknowingly. The amount shown below should not be considered an alternative to net operating cash or other cash flow amounts in accordance with accounting principles generally accepted in the United States disclosed in the Statements of Consolidated Cash Flows, on page 44 of this report. Free Cash Flow as defined and used by management is determined as follows:

(thousands of dollars)

	2004	2003	2002
Net operating cash (Page 44)	$ 544,681	$ 558,929	$ 558,917
Capital expenditures (Page 44)	(106,822)	(116,507)	(126,530)
Payments of cash dividends (Page 44)	(96,915)	(90,689)	(91,007)
Free cash flow	$ 340,944	$ 351,733	$ 341,380

Goodwill, which represents the excess of cost over the fair value of net assets acquired in purchase business combinations, increased by a net $336.9 million and intangible assets increased a net $120.7 million in 2004. Increases in goodwill and intangible assets resulted from acquisitions completed in 2004. Decreases in intangible assets from adjusting the carrying values of certain intangibles for impairment as required by SFAS No. 142 and SFAS No. 144, partially offset the value of acquired intangibles. Foreign currency adjustments and amortization of intangible assets with finite lives further reduced the net carrying values of intangible assets. Intangible assets with finite lives include costs related to designing, developing, obtaining and implementing internal use software that are capitalized and amortized in accordance with Statement of Position (SOP) 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use." See Note 4, pages 52 and 53 of this report, for a description of the asset impairments recorded in accordance with SFAS No. 142 and SFAS No. 144 during 2004 and a tabular summary of the carrying values of goodwill and intangible assets.

Deferred pension assets recognized in the Consolidated Balance Sheets of $430.2 million at December 31, 2004 represented the recognized portion of the excess of the fair market value of assets in the Company's defined benefit pension plans over the actuarially-determined projected benefit obligations. The 2004 increase in deferred pension assets of $10.1 million represented primarily the recognition of the current year net pension credit of $6.0 million. The net pension credit increased $3.9 million in 2004 due primarily to a portion of the actual return on defined benefit pension plan assets in 2003 that exceeded the expected return on plan assets. A remaining unrecognized actuarial loss in the Company's defined benefit pension plans at December 31, 2004 related primarily to past years' lower actual returns on defined benefit pension plan assets, primarily equity investments, compared to the expected returns and the effects of changes in assumptions. The expected long-term rate of return on assets remained at 7.5 percent in 2004 and 2003. The assumed discount rate used to compute the actuarial present value of projected benefit obligations was decreased from 6.0 percent to 5.75 percent at December 31, 2004 due to reduced rates of high-quality, long-term investments. The net pension credit is expected to remain approximately the same in 2005 due to the net impact of decreasing the assumed discount rate offset by defined benefit pension plan asset returns that exceeded the expected return on plan assets in 2004. See Note 7, on pages 55 through 57 of this report, for a detailed description of the defined benefit pension plans and for more financial information concerning the defined benefit pension plans' obligations, assets and net pension credit.

Net property, plant and equipment increased $70.1 million to $720.4 million at December 31, 2004. The increase was due to capital expenditures of $106.8 million, acquisitions of $67.2 million and favorable foreign currency translation rates, which were partially offset by depreciation expense of $109.1 million. Capital expenditures during 2004 in the Paint Stores Segment were primarily attributable to the opening of new paint stores, the purchase of new automated color matching equipment, the relocation of certain stores and the normal replacement and upgrading of store equipment. In the Consumer, Automotive Finishes and International Coatings Segments, capital expenditures during 2004 were primarily related to efficiency improvements in production and distribution facilities and information systems hardware. The Administrative Segment incurred capital expenditures primarily for upgrading the Company's headquarters building and information systems hardware. In 2005, the Company expects to spend approximately 40 percent more for capital expenditures than in 2004. The predominant share of the capital expenditures will be due to the planned construction of a new emulsion plant in the western United States, various capacity and productivity improvement projects at existing manufacturing and distribution facilities, new store openings, completion of the rollout of automated color matching equipment, additional point-of-sale devices and new or upgraded information systems hardware. The Company does not anticipate the need for any specific long-term external financing to support these capital expenditures.

At December 31, 2004, borrowings outstanding under the commercial paper program totaled $231.2 million due primarily to the current year acquisitions. The weighted-average interest rate related to these borrowings was 2.3 percent at December 31, 2004. There were no borrowings outstanding under the Company's commercial paper program at December 31, 2003 or 2002. Effective July 19, 2004, the Company entered into a new five-year revolving credit agreement which replaced the prior agreement and which limits the commercial paper program to a maximum borrowing capability of $650.0 million. The Company uses the revolving credit agreement to satisfy its commercial paper program's dollar for dollar liquidity requirement. Due to the seasonality of the Company's business and the need for available cash prior to the primary selling season and collecting accounts receivable, the Company expects to continue to borrow under the commercial paper program during 2005.

Long-term debt, including the current portion, decreased $14.1 million during 2004 due primarily to the payment of various promissory notes and other obligations during the year. See Note 8, on pages 59 and 60 of this report, for a detailed description of the Company's long-term debt outstanding and other available financing programs.

The Company's long-term liability for postretirement benefits other than pensions increased $5.1 million to $222.0 million from $216.9 million due to the excess of the net postretirement benefit obligation over the benefit payments. The assumed discount rate used to calculate the actuarial present value of the obligation for postretirement benefits other than pensions was decreased from 6.0 percent to 5.75 percent at December 31, 2004 due to the reduced rates of high-quality, long-term investments. The assumed health care cost trend rates for 2005 through 2014 reflect health care cost increase assumptions established in 2003. Separate assumptions are utilized for health care costs of participants of pre-65 age and those of 65 and older age. The assumed rates used for 2004 were 9.5 percent for pre-65 age participants and 11.0 percent for those participants 65 or older, decreasing gradually to 5.0 percent in 2013. See Note 7, on pages 58 and 59 of this report, for further information on the Company's obligation for postretirement benefits other than pensions.

Other long-term liabilities increased $43.1 million during 2004 due primarily to current year acquisition-related non-compete liabilities of $22.0 million, increased long-term deferred taxes and taxes payable of $18.6 million and other obligations. See Note 9, on pages 60 and 61 of this report, for further information on the Company's long-term liabilities.

Shareholders' equity increased $188.4 million during 2004 to $1,647.2 million at December 31, 2004 from $1,458.9 million last year. The increase in shareholders' equity resulted from increased retained earnings, increased capital accounts related primarily to stock option exercises and the reduction of cumulative other comprehensive loss. Partially offsetting these increases was the purchase of treasury stock. Retained earnings increased $296.3 million during 2004 due to net income of $393.2 million partially offset by $96.9 million in cash dividends paid. Net increases in common stock and other capital of $130.8 million were due primarily to stock option exercises and the tax impact of certain ESOP transactions. The Company purchased 6.6 million shares of its common stock during 2004 for treasury at a cost of $267.4 million. The Company acquires its common stock for general corporate purposes and, depending on its cash position and market conditions, it may acquire additional shares in the future. The Company had remaining authorization at December 31, 2004 to purchase 10.4 million shares of its common stock. See the Statements of Consolidated Shareholders' Equity and Comprehensive Income, on page 45 of this report, and Notes 10, 11 and 12, on pages 61 through 64 of this report, for more information concerning shareholders' equity.

The changes in Cumulative other comprehensive loss consisted mainly of favorable foreign currency translation adjustments in the Consolidated Balance Sheets. The favorable foreign currency translation effect of $17.8 million in 2004 and $31.8 million in 2003 was attributable to the strengthening in most foreign operations' functional currencies versus the U.S. dollar except the Mexican peso. The foreign currency translation loss of $48.3 million in 2002 was attributable to weaknesses in several foreign operations' functional currencies versus the U.S. dollar, most notably the Argentine peso and the Brazilian real. Most significantly, the Argentine government, beginning in January 2002, announced plans to discontinue its currency board policy of maintaining a one-to-one fixed exchange rate between the peso and U.S. dollar and attempted to implement a controlled devaluation. The change in the currency translation rate of the Argentine peso did not have a material impact on the overall results of operations of the International Coatings Segment during 2002. However, the related impact of the currency fluctuation on the Argentine economy and related economies in South America caused sales and profits of the Argentina subsidiary to decrease in 2002. In addition, due to the reduction in the currency exchange rate and in projected cash flows of the Argentina subsidiary, an impairment of the current carrying values of long-lived assets of $9.0 million was charged against current operations during the first quarter of 2002. See Note 4, on pages 52 and 53 of this report, for more information concerning the reduction in carrying value of long-lived assets.

The Company's cash dividend per common share payout target is 30.0 percent of the prior year's diluted net income per common share. The 2004 annual cash dividend of $.68 per common share represented 30.1 percent of 2003 diluted net income per common share. The 2004 annual dividend represented the twenty- sixth consecutive year of dividend payments since the dividend was suspended in 1978. At a meeting held on February 2, 2005, the Board of Directors increased the quarterly cash dividend to $.205 per common share. This quarterly dividend, if approved in each of the remaining quarters of 2005, would result in an annual dividend for 2005 of $.82 per common share or a 30.1 percent payout of 2004 diluted net income per common share.

Management believes that it properly valued the Company's assets and recorded all known liabilities that existed as of the balance sheet date for which a value was available or an amount could be reasonably estimated in accordance with all present accounting principles generally accepted in the United States. In addition, the Company may be subject to potential liabilities, as described in the following, which cannot be reasonably estimated due to the uncertainties involved.

The Company's past operations included the manufacture and sale of lead pigments and lead-based paints. The Company, along with other companies, is a defendant in a number of legal proceedings, including purported class actions, separate actions brought by the State of Rhode Island, and actions brought by various counties, cities, school districts and other government-related entities, arising from the manufacture and sale of lead pigments and lead-based paints. The plaintiffs are seeking recovery based upon various legal theories, including negligence, strict liability, breach of warranty, negligent misrepresentations and omissions, fraudulent misrepresentations and omissions, concert of action, civil conspiracy, violations of unfair trade practices and consumer protection laws, enterprise liability, market share liability, nuisance, unjust enrichment and other theories. The plaintiffs seek various damages and relief, including personal injury and property damage, costs relating to the detection and abatement of lead-based paint from buildings, costs associated with a public education campaign, medical monitoring costs and others. The Company is also a defendant in legal proceedings arising from the manufacture and sale of non-lead-based paints which seek recovery based upon various legal theories, including the failure to adequately warn of potential exposure to lead during surface preparation when using non-lead-based paint on surfaces previously painted with lead-based paint. The Company believes that the litigation is without merit and is vigorously defending such litigation. The Company expects that additional lead pigment and lead-based paint litigation may be filed against the Company in the future asserting similar or different legal theories and seeking similar or different types of damages and relief.

During September 2002, a jury trial commenced in the first phase of the action brought by the State of Rhode Island against the Company and the other defendants. The sole issue before the court in this first phase was whether lead pigment in paint constitutes a public nuisance under Rhode Island law. This first phase did not consider the issues of liability or damages, if any, related to the public nuisance claim. In October 2002, the court declared a mistrial as the jury, which was split four to two in favor of the defendants, was unable to reach a unanimous decision. This was the first legal proceeding against the Company to go to trial relating to the Company's lead pigment and lead-based paint litigation. The State of Rhode Island has decided to retry the case and has requested that the new trial consider all issues, including liability and damages. A trial has been tentatively scheduled for September 2005. The Company believes it is possible that additional legal proceedings could be scheduled for trial in 2005 and in subsequent years in other jurisdictions.

Litigation is inherently subject to many uncertainties. Adverse court rulings or determinations of liability, among other factors, could affect the lead pigment and lead-based paint litigation against the Company and encourage an increase in the number and nature of future claims and proceedings. In addition, from time to time, various legislation and administrative regulations have been enacted or proposed to impose obligations on present and former manufacturers of lead pigments and lead-based paints respecting asserted health concerns associated with such products and to overturn court decisions in which the Company and other manufacturers have been successful. Due to the uncertainties involved, management is unable to predict the outcome of the lead pigment and lead-based paint litigation, the number or nature of possible future claims and proceedings, or the affect that any legislation and/or administrative regulations may have on the litigation or against the Company. In addition, management cannot reasonably determine the scope or amount of the potential costs and liabilities related to such litigation, or any such legislation and regulations. The Company has not accrued any amounts for such litigation. Any potential liability that may result from such litigation or such legislation and regulations cannot reasonably be estimated. However, based upon, among other things, the outcome of such litigation to date, management does not currently believe that the costs or potential liability ultimately determined to be attributable to the Company arising out of such litigation will have a material adverse effect on the Company's results of operations, liquidity or financial condition.

The operations of the Company, like those of other companies in the same industry, are subject to various federal, state and local environmental laws and regulations. These laws and regulations not only govern current operations and products, but also impose potential liability on the Company for past operations. Management expects environmental laws and regulations to impose increasingly stringent requirements upon the Company and the industry in the future. Management believes that the Company conducts its operations in compliance with applicable environmental laws and regulations and has implemented various programs designed to protect the environment and promote continued compliance.

Depreciation of capital expenditures and other expenses related to ongoing environmental compliance measures were included in the normal operating expenses of conducting business. The Company's capital expenditures, depreciation and other expenses related to ongoing environmental compliance measures were not material to the Company's financial condition, liquidity, cash flow or results of operations during 2004. Management does not expect that such capital expenditures, depreciation and other expenses will be material to the Company's financial condition, liquidity, cash flow or results of operations in 2005.

The Company is involved with environmental investigation and remediation activities at some of its current and former sites (including sites which were previously owned and/or operated by businesses acquired by the Company). In addition, the Company, together with other parties, has been designated a potentially responsible party under federal and state environmental protection laws for the investigation and remediation of environmental contamination and hazardous waste at a number of third-party sites, primarily Superfund sites. The Company may be similarly designated with respect to additional third-party sites in the future.

The Company accrues for estimated costs of investigation and remediation activities at its current, former and third party sites for which commitments or clean-up plans have been developed and when such costs can be reasonably estimated based on industry standards and professional judgment. These estimated costs are based on currently available facts regarding each site. The Company accrues a specific estimated amount when such an amount and a time frame in which the costs will be incurred can be reasonably determined. If the best estimate of costs can only be identified as a range and no specific amount within that range can be determined more likely than any other amount within the range, the minimum of the range is accrued by the Company in accordance with applicable accounting rules and interpretations. The Company continuously assesses its potential liability for investigation and remediation activities and adjusts its environmental-related accruals as information becomes available upon which more accurate costs can be reasonably estimated. At December 31, 2004, 2003 and 2002, the Company had accruals for environmental-related activities of $141.5 million, $133.4 million and $128.7 million, respectively.

Due to the uncertainties surrounding environmental investigation and remediation activities, the Company's liability may result in costs that are significantly higher than currently accrued. If the Company's future loss contingency is ultimately determined to be at the maximum of the range of possible outcomes for every site for which costs can be reasonably estimated, the Company's aggregate accruals for environmental-related activities would be $117.1 million higher than the accruals at December 31, 2004.

Four of the Company's current and former manufacturing sites, described below, accounted for the majority of the accruals for environmental-related activities and the unaccrued maximum of the estimated range of possible outcomes at December 31, 2004. Included in the accruals of $141.5 million at December 31, 2004 was $92.4 million related directly to these four sites. Of the aggregate unaccrued exposure of $117.1 million at December 31, 2004, $64.4 million related to the four manufacturing sites. While environmental investigations and remedial actions are in different stages at these sites, additional investigations, remedial actions and monitoring will likely be required at each site.

The first of the four sites is a former manufacturing facility in New Jersey that is in the early investigative stage of the environmental-related process. Although contamination exists at the site and adjacent areas, the extent and magnitude of the contamination has not yet been fully quantified. Due to the uncertainties of the scope and magnitude of contamination and the degree of remediation that may be necessary relating to this site, it is reasonably likely that further extensive investigation may be required and that extensive remedial actions may be necessary not only at the former manufacturing site but along an adjacent waterway. Depending on the extent of the additional investigation and remedial actions necessary, the ultimate liability for this site may exceed the amount currently accrued and the maximum of the range of reasonably possible outcomes currently estimated by management.

Two additional sites relate to a current manufacturing facility located in Illinois and a contiguous property. The environmental issues at these sites have been determined to be associated with historical operations of the Company. While the majority of the investigative work has been completed at these sites and some remedial actions taken, agreement on a proposed remedial action plan has not been obtained from the appropriate governmental agency.

The fourth site is a current manufacturing facility in California. Similar to the Illinois sites noted above, the environmental issues at this site have been determined to be associated with historical operations. The majority of the investigative activities have been completed at this site, some remedial actions have been taken and a proposed remedial action plan has been formulated but currently no clean up goals have been approved by the lead governmental agency. In both the Illinois and California sites, the potential liabilities relate to clean-up goals that have not yet been established and the degree of remedial actions that may be necessary to achieve these goals.

Management cannot presently estimate the potential loss contingencies related to these four sites or other less significant sites until such time as a substantial portion of the investigation at the sites is completed and remedial action plans are developed. In the event any future loss contingency significantly exceeds the current amount accrued, the recording of the ultimate liability may result in a material impact on net income for the annual or interim period during which the additional costs are accrued. Management does not believe that any potential liability ultimately attributed to the Company for its environmental-related matters will have a material adverse effect on the Company's financial condition, liquidity, or cash flow due to the extended period of time during which environmental investigation and remediation takes place. An estimate of the potential impact on the Company's operations cannot be made due to the aforementioned uncertainties.

Management expects these contingent environmental-related liabilities to be resolved over an extended period of time. Management is unable to provide a more specific time frame due to the indefinite amount of time to conduct investigation activities at any site, the indefinite amount of time to obtain governmental agency approval, as necessary, with respect to investigation and remediation activities, and the indefinite amount of time necessary to conduct remediation activities.

The Company is exposed to market risk associated with interest rates and foreign currency exposure. The Company occasionally utilizes derivative instruments as part of its overall financial risk management policy, but does not use derivative instruments for speculative or trading purposes. During 2003, the Company entered into two separate interest rate swap contracts. Both interest rate swap contracts were with a bank to hedge against changes in the fair value of a portion of the Company's 6.85% Notes. During 2004, the Company unwound these interest rate swap contracts and paid $1.1 million to the bank for discontinuation of the contracts. The net payment decreased the carrying amount of the 6.85% Notes and is being amortized to expense over the remaining maturity of the Notes. The Company also entered into foreign currency option and forward contracts to hedge against value changes in foreign currency (see Note 13, on page 65 of this report). The Company believes it may experience continuing losses from foreign currency translation. However, the Company does not expect currency translation, transaction or hedging contract losses will have a material adverse effect on the Company's financial condition, results of operations or cash flows.

Certain borrowings contain a consolidated leverage covenant. At December 31, 2004, the Company was in compliance with the covenant. The Company's Notes, Debentures and revolving credit agreement (see Note 8, on pages 59 and 60 of this report) contain various default and cross-default provisions. In the event of default under any one of these arrangements, acceleration of the maturity of any one or more of these borrowings may result. Management believes that such an event is not reasonably likely to occur.

The Company has certain obligations and commitments to make future payments under contractual obligations and commercial commitments. The following table summarizes such obligations and commitments as of December 31, 2004:

(thousands of dollars)

	Payments Due by Period				
Contractual Obligations	Total	Within 1 Year	2-3 Years	4-5 Years	After 5 Years
Long-term debt	$ 499,453	$ 11,214	$ 198,005	$ 146	$ 290,088
Operating leases	661,931	155,973	244,915	143,219	117,824
Short-term borrowings	238,815	238,815			
Purchase obligations [1]	177,447	177,447			
Other contractual obligations [2]	43,596	16,518	25,600	1,478	
Total contractual cash obligations	$1,621,242	$ 599,967	$ 468,520	$ 144,843	$ 407,912

[1] Relates to open purchase orders for raw materials at December 31, 2004.

[2] Other contractual obligations primarily represent the Company's estimated future capital commitments to its investments in U.S. affordable housing and historic renovation real estate partnerships, non-compete agreements, information technology maintenance contracts and various other contractual obligations.

	Amount of Commitment Expiration Per Period				
Commercial Commitments	Total	Within 1 Year	2-3 Years	4-5 Years	After 5 Years
Standby letters of credit	$ 15,633	$ 15,633			
Surety bonds	27,205	27,205			
Other commercial commitments	16,921	15,692	$ 476	$ 266	$ 487
Total commercial commitments	$ 59,759	$ 58,530	$ 476	$ 266	$ 487

The Company offers product warranties for certain products. The specific terms and conditions of such warranties vary depending on the product or customer contract requirements. Management estimated and accrued the costs of unsettled product warranty claims at December 31, 2004, 2003 and 2002 based on historical results and experience. Management periodically assesses the adequacy of the accrual for product warranty claims and adjusts the accrual as necessary. Changes in the accrual for product warranty claims during 2004, 2003 and 2002, which included customer satisfaction settlements, were as follows:

(thousands of dollars)	2004	2003	2002
Balance at January 1	**$ 16,555**	$ 15,510	$ 14,074
Charges to expense	**32,541**	28,745	25,023
Settlements	**(30,998)**	(27,700)	(23,587)
Balance at December 31	**$ 18,098**	$ 16,555	$ 15,510

RESULTS OF OPERATIONS - 2004 vs. 2003

Shown below are net sales and the percentage change for the current period by reportable segment for 2004 and 2003:

(thousands of dollars)	2004	Change	2003
Paint Stores	**$ 3,976,979**	14.6%	$ 3,468,857
Consumer	**1,296,251**	9.0%	1,189,666
Automotive Finishes	**514,304**	12.6%	456,739
International Coatings	**318,627**	11.7%	285,282
Administrative	**7,628**	5.7%	7,220
	$ 6,113,789	13.1%	$ 5,407,764

Consolidated net sales for 2004 increased due primarily to volume increases from continuing strong domestic architectural paint sales to contractor and do-it-yourself (DIY) customers, improving sales and market conditions in domestic industrial maintenance and product finishes and improved international sales. Consolidated net sales include the operations of five acquisitions completed at various times after November 2003 including the operations of two larger acquisitions, Duron and PSB, beginning with the month of September 2004. The acquisitions increased consolidated net sales $222.6 million, or 4.1 percent, in 2004.

Net sales in the Paint Stores Segment in 2004 increased due primarily to continuing strong domestic architectural paint sales to contractor and DIY customers. Continued improvement of industrial maintenance and product finishes sales and market conditions also contributed to this Segment's net sales increase. The acquisition of Duron added 229 stores to this Segment, increased full year net sales approximately 3.5 percent and was slightly accretive to operating profit. Net sales from stores opened more than twelve calendar months increased 10.1 percent for the full year. During 2004, the Paint Stores Segment opened 67 net new stores, remodeled 10, relocated 35 and transferred 1 store to the Automotive Finishes Segment. At the end of 2004, this Segment had 2,983 stores in operation in the United States, Canada, Mexico, Puerto Rico and the Virgin Islands. The Paint Stores Segment's objective is to expand its store base an average of three percent each year, primarily by internal growth. In 2004, the Paint Stores Segment completed its three-year project to remerchandise and refresh the interior design of 2,265 outdated existing stores. The cost of the refresh project was charged to current operations and was accomplished primarily by in-store personnel resulting in a high-impact, low-cost method of enhancing the shopping environment in the stores.

Consumer Segment net sales increased due primarily to sales from acquisitions that increased net sales 7.2 percent and new product programs. Partially offsetting these increases was the elimination of a paint program at one of the Segment's retail customers and a charge against net sales of $9.8 million due to the impairment of a customer sales incentive program. In 2005, this Segment plans to continue its aggressive promotions of new and existing products and expanding its customer base.

The Automotive Finishes Segment's net sales increase for the year resulted primarily from new product line introductions, improving international sales and the April 2004 acquisition of a majority interest in Kinlita. Currency exchange fluctuations relative to last year had a negligible impact on net sales of this Segment in 2004. There were 200 automotive branches open at the end of 2004 in the United States, Canada, Chile, Jamaica and Peru. In 2005, this Segment expects to continue opening new branches, increasing sales in improving international markets and improving its customer base in a soft domestic market.

Net sales in the International Coatings Segment increased due primarily to favorable currency exchange fluctuations and sales in local currency that continued to build during each quarter of 2004 by improving sales trends in South America and the United Kingdom. During 2003, a change in fiscal year to a calendar year basis by South American subsidiaries, added an additional month sales to last year's results. The net impact of favorable currency exchange fluctuations in 2004 more than offset the additional month sales in 2003 due to the fiscal year change increasing net sales of this Segment by $9.9 million, or 3.5 percent.

Shown below are operating profit and the percent change for the current period by reportable segment:

(thousands of dollars)	2004	Change	2003
Paint Stores	$ 480,213	19.0%	$ 403,379
Consumer	187,717	(5.7%)	198,984
Automotive Finishes	58,056	10.8%	52,375
International Coatings	18,041	115.5%	8,370
Administrative	(163,832)	(16.9%)	(140,182)
	$ 580,195	11.0%	$ 522,926

Consolidated operating profit in 2004 increased primarily due to increased sales volume generating an increase in gross profit of $246.1 million that more than offset increased selling, general and administrative expenses of $187.3 million. The increased gross profit was adversely affected by rapidly rising raw material prices. As a percent of sales, consolidated gross profit decreased to 44.2 percent from 45.4 percent in 2003. The decrease in gross profit as a percent of sales was due primarily to raw material cost increases and $12.3 million in impairment charges that included a $9.8 million charge for a customer sales incentive program.

The Paint Stores Segment's gross profit for 2004 increased $238.8 million due primarily to increased sales volume and the acquisition of Duron. In the Consumer Segment, gross profit for 2004 decreased due primarily to the year-over-year impact of a $12.3 million impairment charge in 2004 for certain intangible assets and a customer sales incentive program and sharply increasing raw material costs. The Automotive Finishes Segment's gross profit improved over 2003 due to domestic and foreign sales volume increases, sales of higher margin new products and profits of the Kinlita acquisition. The International Coatings Segment's gross profit increased due to the net sales gain and operating efficiencies related to additional manufacturing volume.

Consolidated selling, general and administrative expenses (SG&A), increased $187.3 million due primarily to expenses associated with additional investment in our businesses but decreased as a percent of sales to 33.8 percent in 2004 from 34.8 percent in 2003. In the Paint Stores Segment, SG&A increased $162.0 million due primarily to incremental expenses associated with increased sales volume, continued investments in new stores and acquisitions. The Consumer Segment's SG&A decreased and the percentage of sales ratio was favorable to last year due primarily to continued cost control. In the Automotive Segment, SG&A as a percent of sales remained flat with last year. Lower expenses associated with the Kinlita acquisition were offset by incremental expenses associated with the opening of new branches in this Segment. In the International Coatings Segment, SG&A decreased in U.S. dollar spending and declined as a percentage of sales due primarily to increased sales levels, favorable currency exchange fluctuations and tight expense control. In addition to an impairment charge of $2.1 million for a reduction in the carrying value of certain capitalized software, the Administrative Segment's SG&A increased in 2004 due to higher interest expense, more environmental-related provisions, increased expenses of results-related employee benefits and incentive compensation programs and normal increases in administrative spending.

The annual impairment review performed as of October 1, 2004 in accordance with SFAS No. 142, resulted in reductions in the carrying value of certain trademarks with indefinite lives of $2.5 million, which was charged to Cost of goods sold in the Consumer Segment. The impairment of trademarks with indefinite lives was due to a reduction in estimated discounted cash flows for certain product lines. In addition, the Company also recorded impairments due to change in circumstances in accordance with SFAS No. 144 for capitalized software of $2.1 million, which was charged to the Administrative Segment's SG&A, and a customer sales incentive program of $9.8 million, which was charged to Net sales in the Consumer Segment. In 2003, an impairment charge was recorded in SG&A of the Consumer Segment for $1.0 million due to the reduction in fair values of indefinite-lived intangible assets. An impairment charge of $11.4 million for capitalized software was also recorded in 2003 and charged to SG&A in the Consumer and Administrative Segments. See Note 4, on pages 52 and 53 of this report, for more information concerning the impairment of goodwill, intangible assets and long-lived assets in accordance with SFAS No. 142 and SFAS No. 144.

Interest expense increased $1.2 million in 2004 versus 2003 due to increased short-term borrowing and rates that were 125 average basis points higher in 2004 than in 2003.

Other expense – net decreased $.8 million in 2004 compared to 2003. A decrease in net expense of financing and investing activities and an increase in other miscellaneous income items more than offset a $3.7 million increase in provisions for environmental-related matters. See Note 13, on page 65 of this report, for more information concerning the Other expense – net caption.

Income before income taxes, minority interest and cumulative effect of change in accounting principle increased $57.3 million primarily as a result of increased gross profit exceeding SG&A by $58.9 million. Net income increased $61.2 million in 2004 due primarily to the increased sales volume, the accretion to net income by acquisitions of $4.7 million and the favorable effect of a reduction in the effective tax rate to 32.0 percent in 2004 from 36.5 percent last year. The reduction in the effective tax rate was due to better performance in our foreign operations which are taxed at lower rates, favorable changes in the tax laws, increases in the favorable effect of tax credit investments and an increase in deductible dividends under the Company's ESOP. For the year, diluted net income per common share increased to $2.72 per share from $2.26 per share in 2003.

Management considers a measurement that is not in accordance with accounting principles generally accepted in the United States a useful measurement of the operational profitability of the Company. Some investment professionals also utilize such a measurement as an indicator of the value of profits and cash that are generated strictly from operating activities, putting aside working capital and certain other balance sheet changes. For this measurement, management increases net income for significant non-operating and non-cash expense items to arrive at an amount known as "Earnings Before Interest, Taxes, Depreciation and Amortization" (EBITDA). The reader is cautioned that the following value for EBITDA should not be compared to other entities unknowingly. EBITDA should not be considered an alternative to net income or cash flows from operating activities as an indicator of operating performance or as a measure of liquidity. The reader should refer to the determination of net income and cash flows from operating activities in accordance with accounting principles generally accepted in the United States disclosed in the Statements of Consolidated Income and

Statements of Consolidated Cash Flows, on pages 43 and 44 of this report. EBITDA as used by management is calculated as follows:

(thousands of dollars)	2004	2003	2002
Net income (Page 43)	$ 393,254	$ 332,058	$ 127,565
Cumulative effect of change in accounting principle (Page 43)			183,136
Interest expense (Page 43)	39,948	38,742	40,475
Income taxes (Page 43)	185,662	190,868	186,463
Depreciation (Page 44)	109,058	104,803	103,659
Amortization (Page 44)	16,584	11,761	11,989
EBITDA	$ 744,506	$ 678,232	$ 653,287

RESULTS OF OPERATIONS - 2003 vs. 2002

Shown below are net sales and the percentage change for the current period by reportable segment for 2003 and 2002:

(thousands of dollars)	2003	Change	2002
Paint Stores	$ 3,468,857	5.1%	$ 3,302,074
Consumer	1,189,666	1.0%	1,178,199
Automotive Finishes	456,739	0.6%	453,811
International Coatings	285,282	16.8%	244,252
Administrative	7,220	11.9%	6,452
	$ 5,407,764	4.3%	$ 5,184,788

Consolidated net sales for 2003 increased due to strong domestic architectural paint sales and a favorable DIY market that continued to gain momentum throughout the year. These gains helped to offset soft domestic commercial architectural, industrial maintenance, product finishes markets that struggled through the first three quarters of 2003 with some improvement in the last quarter. The domestic automotive refinish market was sluggish in 2003 and could not maintain sales at the same level as 2002. Sales improvement in the international automotive operating units more than offset the domestic shortfall. Internationally, weak economic conditions in most South American countries and unfavorable foreign currency exchange rates that existed in the first half of 2003 in most South American currencies improved slightly during the last half of 2003. A change in the fiscal year of the South American subsidiaries to a calendar year basis increased consolidated net sales by adding one month's results. The impact of changing the fiscal year to a calendar year basis more than offset the effect of unfavorable currency exchange fluctuations for 2003. The net effect of the change to a calendar year and currency fluctuations increased consolidated net sales by $8.4 million for the full year 2003.

Net sales in the Paint Stores Segment in 2003 increased due primarily to increases in architectural paint volume sales to contractors and DIY customers that were partially offset by weak sales in the industrial maintenance and product finishes categories. Sales from stores opened more than twelve calendar months increased 4.0 percent in 2003. During 2003, the Paint Stores Segment opened 51 new stores and closed 6 resulting in a net increase of 45 stores – no stores were added through acquisition in 2003. At the end of 2003, this Segment had 2,688 stores in operation in the United States, Canada, Mexico, Puerto Rico and the Virgin Islands. During 2003, a total of 495 stores were remerchandised and their interior design refreshed bringing the total completed over the two-year life of the project to 1,335 stores by the end of 2003. Also in 2003, the Paint Stores Segment completed a two-year project by upgrading the point-of-sale devices in the remaining half of its stores.

Consumer Segment sales throughout 2003 increasingly benefited from the improving DIY market resulting in stronger architectural sales at some of the Segment's largest retailers and increased sales of aerosol and wood care products.

The Automotive Finishes Segment's external net sales increase for 2003 resulted primarily from sales improvement in the international operating units of the Segment that more than offset soft domestic sales. The sales increase for 2003 was negatively impacted by unfavorable currency exchange fluctuations that were partially offset by a change in the fiscal year of consolidated South American subsidiaries to a calendar year basis. The net impact of the unfavorable currency exchange fluctuations and change to a calendar year decreased net sales $1.8 million for 2003. There were 194 automotive branches open at the end of 2003 in the United States, Canada, Chile, Jamaica and Peru.

External net sales in the International Coatings Segment increased in 2003 due primarily to strengthening South American economies and a change in the fiscal year of South American subsidiaries to a calendar year basis, adding an additional month sales results, partially offset by unfavorable currency exchange rates. The change to a calendar year and currency exchange fluctuations increased net sales for the Segment by $9.7 million for 2003. Sales volume accounted for the majority of the sales improvement over 2002 as the South American economies showed signs of improving although market demand for architectural and product finishes products in the region continue to be somewhat constrained. Sales in the U.K. subsidiary during 2003 continued to be strong compared to 2002. Selective price increases throughout the Segment and some reversal of the shift to lower priced products during 2002 also helped improve sales in 2003.

Shown below are operating profit and the percent change for the current period by reportable segment:

(thousands of dollars)	2003	Change	2002
Paint Stores	$ 403,379	1.2%	$ 398,546
Consumer	198,984	3.3%	192,549
Automotive Finishes	52,375	(3.8%)	54,458
International Coatings	8,370	248.8%	(5,624)
Administrative	(140,182)	1.8%	(142,765)
	$ 522,926	5.2%	$ 497,164

Consolidated gross profit in 2003 increased $116.7 over 2002 last year and increased as a percent of sales to 45.4 percent from 45.1 percent in 2002. Higher consolidated sales volume levels accounted for approximately $98.6 million of the gross profit improvement. A reduction in the net pension credit of $5.9 million reduced consolidated gross profit for 2003. Higher-margin product sales mix and lower product costs in the Paint Stores Segment combined with moderating raw material costs, improved overhead absorption related to architectural paint volume gains and manufacturing expense reductions in the Consumer Segment enhanced consolidated gross profit margins approximately $16.5 million. The Automotive Finishes Segment's margins improved slightly over 2002 due to moderating raw material costs, favorable customer/product sales mix and improved manufacturing absorption due to cost reductions. The International Coatings Segment's margins in 2003 were lower than 2002 due to economic and competitive pressures and the higher cost of dollar-denominated raw materials.

Consolidated SG&A for 2003 increased $97.1 million, or 5.4 percent, to $1.88 billion versus $1.78 billion in 2002. As a percent of sales, SG&A increased to 34.8 percent from 34.4 percent in 2002. Higher SG&A in 2003 was due primarily to expenses associated with additional investment in our businesses, a decrease in the net pension credit of $15.0 million and an increase in intangible asset impairment charges of $9.7 million. In the Paint Stores Segment, SG&A increased $88.3 million in 2003 due primarily to continued investments in new stores and in the Asia/Pacific market and a reduction in the net pension credit of $10.5 million. The Consumer Segment's SG&A decreased $11.8 million in 2003 and the percentage of sales ratio was favorable to 2002 due primarily to continued cost control, higher sales levels and a $3.6 million reduction in intangible asset impairment charges that were partially offset by a $1.6 million reduction in the net pension credit. In the Automotive Segment, SG&A as a percent of sales increased in 2003 over 2002 due primarily to the sales short fall and a reduction of $1.3 million in the net pension credit that were partially offset by tight expense control. In the International Coatings Segment, SG&A increased $7.2 million in U.S. dollar spending during 2003 but declined as a percentage of sales due primarily to increased sales levels and tight expense control. The Administrative Segment's SG&A increased $7.5 million in 2003 due primarily to an intangible asset impairment charge of $8.7 million and increased fees for outside professional and consulting services, partially offset by reduced spending for software licenses.

During the first quarter of 2002, a reduction of $8,997 was charged to Cost of Goods Sold ($6,502) and SG&A ($2,495) for the impairment of fair values of long-lived assets of the Argentine subsidiary in accordance with SFAS No. 144. In accordance with SFAS No. 142, an annual impairment review was conducted as of October 1, 2002 resulting in an impairment of goodwill and indefinite-lived intangible assets of $3,607 that was recorded and charged to Cost of Goods Sold ($801) and SG&A ($2,806). In 2003, an impairment was charged to SG&A for $1,013 due to the reduction in fair values of indefinite-lived intangible assets. An impairment of capitalized software costs was also recorded in 2003 and charged to SG&A for $11,441. See Notes 3 and 4, on pages 51 through 53 of this report, for more information concerning the impairment of goodwill, intangible assets and long-lived assets in accordance with SFAS No. 142 and SFAS No. 144.

Paint Stores Segment operating profit for 2003 increased due to higher sales volumes and improved gross margins as a result of a favorable product sales mix partially offset by continued margin pressure of product finishes products. This Segment's operating profit was adversely affected in 2003 by a reduction of $11.3 million in the net pension credit, the investment by the Segment in the Asia/Pacific market, incremental expenses associated with new stores, continuing increases in health care costs and increased utility costs earlier in 2003. The operating profit improvement for the Consumer Segment in 2003 resulted primarily from higher sales levels, tight expense control and manufacturing efficiencies relating to the sales volume increase despite a reduction of $5.9 million in the net pension credit. Operating profit reduction in the Automotive Finishes Segment in 2003 resulted primarily from low sales volume, related unfavorable manufacturing absorption and a reduction of $1.8 million in the net pension credit compared to 2002. There was no significant impact on operating profit in this Segment during 2003 from the fiscal year change or foreign currency fluctuations. The International Segment's 2003 operating profit increased due primarily to a reduction of $11.9 million in impairment charges, the beginning stabilization of the South American economies and improving currency exchange rates relating to dollar-denominated raw materials.

Interest expense decreased $1.7 million in 2003 versus 2002 due to average short-term borrowing rates that were 50 average basis points lower in 2003 and lower average outstanding short-term and long-term debt.

Other expense – net decreased $2.8 million in 2003 compared to 2002 due primarily to foreign currency related losses that decreased $7.0 million partially offset by net expenses of financing and investing activities that increased $1.8 million, provisions for environmental-related matters that increased $1.6 million and a reduction in dividend and royalty income of $.5 million. Decreases in foreign currency exchange losses during 2003 were due primarily to the favorable exchange rates experienced in most South American currencies, particularly during the last half of 2003. Increases in expenses of financing and investing activities in 2003 were due primarily to charges incurred relating to the Company's foreign operations. See Note 13 on page 65 of this report, for more information concerning the Other expense – net caption.

Effective January 1, 2002, the Company adopted SFAS No. 142. In accordance with the requirements of that pronouncement, indefinite-lived intangible assets and goodwill were reviewed for possible impairment. Due to the reduction in fair value of certain acquired trademarks and businesses, related principally to international acquisitions and the acquisition of Thompson Minwax Holding Corp., the Company recorded an after-tax transitional impairment charge of $183.1 million, or $1.21 per share, in the first quarter of 2002. The transitional impairment charge was recorded as a cumulative effect of change in accounting principle in accordance with SFAS No. 142.

Income before income taxes, minority interest and cumulative effect of change in accounting principle increased $25.8 million in 2003 primarily as a result of increased gross profit exceeding SG&A by $19.6 million. Net income increased $204.5 million in 2003 due primarily to the cumulative effect of change in accounting principle recorded in 2002 and to the reduction in the effective tax rate to 36.5 percent in 2003 from 37.5 percent in 2002. For the full year 2003, diluted income per common share before cumulative effect of change in accounting principle increased to $2.26 per share from $2.04 per share in 2002. Diluted net income per common share in 2003 was $2.26 per share compared to $.84 per share for 2002 due primarily to the cumulative effect of change in accounting principle net of income taxes of $1.20 per share for the full year of 2002.

Shareholders
The Sherwin-Williams Company

We are responsible for the preparation and fair presentation of the consolidated financial statements, accompanying notes and related financial information included in this report of The Sherwin-Williams Company and its consolidated subsidiaries (collectively, the "Company") as of December 31, 2004, 2003 and 2002 and for the years then ended in accordance with accounting principles generally accepted in the United States. The consolidated financial information included in this report contains certain amounts that were based upon our best estimates, judgments and assumptions that we believe were reasonable under the circumstances.

We have conducted an assessment of the effectiveness of internal control over financial reporting based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As discussed in the Report of Management on Internal Control Over Financial Reporting, we concluded that the Company's internal control over financial reporting was effective as of December 31, 2004.

The Board of Directors pursues its responsibility for the oversight of the Company's accounting policies and procedures, financial statement preparation and internal control over financial reporting through the Audit Committee, comprised exclusively of independent directors. The Audit Committee is responsible for the appointment and compensation of the independent registered public accounting firm. The Audit Committee meets at least quarterly with financial management, internal auditors and the independent registered public accounting firm to review the adequacy of financial controls, the effectiveness of the Company's internal control over financial reporting and the nature, extent and results of the audit effort. Both the internal auditors and the independent registered public accounting firm have private and confidential access to the Audit Committee at all times.

We believe that the consolidated financial statements, accompanying notes and related financial information included in this report fairly reflect the form and substance of all material financial transactions and fairly present, in all material respects, the consolidated financial position, results of operations and cash flows as of and for the periods presented.



C. M. Connor
Chairman and Chief Executive Officer



S. P. Hennessy
Senior Vice President - Finance and Chief Financial Officer



J. L. Ault
Vice President - Corporate Controller

Shareholders
The Sherwin-Williams Company

We are responsible for establishing and maintaining accounting and control systems over financial reporting which are designed to provide reasonable assurance that the Company has the ability to record, process, summarize and report reliable financial information. We recognize that internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and is subject to the possibility of human error or the circumvention or the overriding of internal control. Therefore, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, we believe we have designed into the process safeguards to reduce, though not eliminate, this risk. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In order to ensure that the Company's internal control over financial reporting was effective as of December 31, 2004, we conducted an assessment of its effectiveness under the supervision and with the participation of our management group. This assessment was based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. However, we did not have sufficient time to conduct an assessment of the effectiveness of internal control over financial reporting at Duron, Inc. and Paint Sundry Brands Corporation in the period between the September 1, 2004, acquisition date and December 31, 2004. The acquired businesses constituted approximately five percent of total and net assets (excluding goodwill and intangible assets) as of December 31, 2004, and less than three percent and one percent of revenues and net income, respectively, for the year then ended. These acquired businesses are excluded from this report on the effectiveness of internal control over financial reporting.

Based on our assessment of internal control over financial reporting under the criteria established in Internal Control – Integrated Framework, we have concluded that, as of December 31, 2004, the Company's internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Our assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2004 has been audited by Ernst & Young LLP, an independent registered public accounting firm, and their report on our assessment is included on pages 39 and 40 of this report.



C. M. Connor
Chairman and Chief Executive Officer



S. P. Hennessy
Senior Vice President - Finance and Chief Financial Officer



J. L. Ault
Vice President - Corporate Controller

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Shareholders and Board of Directors
The Sherwin-Williams Company
Cleveland, Ohio

We have audited management's assessment, included in the accompanying Report of Management On Internal Control Over Financial Reporting, that The Sherwin-Williams Company maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Sherwin-Williams Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Report of Management On Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include an assessment of the effectiveness of internal controls over financial reporting of Duron, Inc. and Paint Sundry Brands Corporation (the companies). The companies were acquired September 1, 2004, and have been included in the consolidated financial statements of The Sherwin-Williams Company since that date. The companies constituted approximately five percent of total and net assets (excluding goodwill and intangible assets) as of December 31, 2004, and less than three percent and one percent of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of The Sherwin-Williams Company also did not include an evaluation of the internal controls over financial reporting of the companies.

In our opinion, management's assessment that The Sherwin-Williams Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, The Sherwin-Williams Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Sherwin-Williams Company as of December 31, 2004, 2003, and 2002, and the related statements of consolidated income, cash flows and shareholders' equity and comprehensive income for each of the three years in the period ended December 31, 2004, and our report dated February 10, 2005, expressed an unqualified opinion thereon.

Ernst + Young LLP

Cleveland, Ohio
February 10, 2005

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE CONSOLIDATED FINANCIAL STATEMENTS

Shareholders and Board of Directors
The Sherwin-Williams Company
Cleveland, Ohio

We have audited the accompanying consolidated balance sheets of The Sherwin-Williams Company as of December 31, 2004, 2003 and 2002, and the related statements of consolidated income, cash flows and shareholders' equity and comprehensive income for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Sherwin-Williams Company at December 31, 2004, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

As disclosed in Note 3 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and indefinite-lived intangible assets.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of The Sherwin-Williams Company's internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 10, 2005, expressed an unqualified opinion thereon.

Ernst + Young LLP

Cleveland, Ohio
February 10, 2005

CONSOLIDATED BALANCE SHEETS
(thousands of dollars)

	December 31, 2004	2003	2002
Assets			
Current assets:			
Cash and cash equivalents	$ 45,932	$ 302,813	$ 164,012
Accounts receivable, less allowance	724,385	544,070	493,935
Inventories:			
Finished goods	651,095	552,657	534,984
Work in process and raw materials	121,757	85,580	89,666
	772,852	638,237	624,650
Deferred income taxes	88,985	86,616	116,228
Other current assets	149,774	143,408	107,168
Total current assets	1,781,928	1,715,144	1,505,993
Goodwill	900,444	563,531	552,207
Intangible assets	307,900	187,202	186,039
Deferred pension assets	430,238	420,133	414,589
Other assets	133,281	146,348	108,884
Property, plant and equipment:			
Land	70,231	58,514	62,069
Buildings	462,964	425,712	436,214
Machinery and equipment	1,185,420	1,091,215	1,034,286
Construction in progress	33,013	36,353	44,936
	1,751,628	1,611,794	1,577,505
Less allowances for depreciation	1,031,268	961,544	912,905
	720,360	650,250	664,600
Total Assets	$ 4,274,151	$ 3,682,608	$ 3,432,312
Liabilities and Shareholders' Equity			
Current liabilities:			
Short-term borrowings	$ 238,815		
Accounts payable	650,977	$ 587,935	$ 522,339
Compensation and taxes withheld	195,739	168,758	146,987
Accrued taxes	95,558	89,081	101,178
Current portion of long-term debt	11,214	10,596	15,001
Other accruals	327,834	297,800	297,991
Total current liabilities	1,520,137	1,154,170	1,083,496
Long-term debt	488,239	502,992	506,682
Postretirement benefits other than pensions	221,975	216,853	213,749
Other long-term liabilities	392,849	349,736	286,495
Minority interest	3,705		
Shareholders' equity:			
Common stock - $1.00 par value: 140,777,115, 143,406,707 and 148,910,487 shares outstanding at December 31, 2004, December 31, 2003 and December 31, 2002, respectively	216,396	212,409	209,836
Preferred stock - convertible, participating, no par value: 171,819, 284,657 and 41,806 shares outstanding at December 31, 2004, December 31, 2003 and December 31, 2002, respectively	171,819	284,657	41,806
Unearned ESOP compensation	(171,819)	(284,657)	(41,806)
Other capital	474,594	347,779	265,635
Retained earnings	2,695,193	2,398,854	2,157,485
Treasury stock, at cost	(1,529,355)	(1,270,917)	(1,029,894)
Cumulative other comprehensive loss	(209,582)	(229,268)	(261,172)
Total shareholders' equity	1,647,246	1,458,857	1,341,890
Total Liabilities and Shareholders' Equity	$ 4,274,151	$ 3,682,608	$ 3,432,312

See notes to consolidated financial statements.

(thousands of dollars except per common share data)

	Year ended December 31,		
	2004	2003	2002
Net sales	$ 6,113,789	$ 5,407,764	$ 5,184,788
Cost of goods sold	3,412,378	2,952,469	2,846,201
Gross profit	2,701,411	2,455,295	2,338,587
Percent to net sales	44.2%	45.4%	45.1%
Selling, general and administrative expenses	2,068,936	1,881,664	1,784,527
Percent to net sales	33.8%	34.8%	34.4%
Interest expense	39,948	38,742	40,475
Interest and net investment income	(5,533)	(6,668)	(5,050)
Other expense - net	17,865	18,631	21,471
Income before income taxes, minority interest and cumulative effect of change in accounting principle	580,195	522,926	497,164
Income taxes	185,662	190,868	186,463
Minority interest	1,279		
Income before cumulative effect of change in accounting principle	393,254	332,058	310,701
Cumulative effect of change in accounting principle - net of income taxes of $64,476			(183,136)
Net income	$ 393,254	$ 332,058	$ 127,565
Income per common share:			
Basic:			
Before cumulative effect of change in accounting principle	$ 2.79	$ 2.29	$ 2.07
Cumulative effect of change in accounting principle - net of income taxes			(1.22)
Net income	$ 2.79	$ 2.29	$ 0.85
Diluted:			
Before cumulative effect of change in accounting principle	$ 2.72	$ 2.26	$ 2.04
Cumulative effect of change in accounting principle - net of income taxes			(1.20)
Net income	$ 2.72	$ 2.26	$ 0.84

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS
(thousands of dollars)

	Year Ended December 31,		
	2004	2003	2002
Operating Activities			
Net income	$ 393,254	$ 332,058	$ 127,565
Adjustments to reconcile net income to net operating cash:			
Cumulative effect of change in accounting principle			183,136
Depreciation	109,058	104,803	103,659
Amortization of intangible assets	16,584	11,761	11,989
Impairment of long-lived assets	14,556	12,454	19,948
Provisions for qualified exit costs	2,737	14	262
Provisions for environmental-related matters	13,953	10,237	8,609
Deferred income taxes	17,227	39,872	19,747
Defined benefit pension plans net credit	(5,992)	(2,072)	(23,013)
Income tax effect of ESOP on other capital	19,304	24,665	22,380
Amortization of restricted stock expense	11,642	5,641	3,097
Income tax effect of non-qualified stock option exercises	20,932	6,944	5,776
Net increase in postretirement liability	5,122	3,904	4,086
Foreign currency related losses	1,699	1,460	8,435
Decrease in non-traded investments	24,331	20,276	9,278
Other	959	(2,069)	2,787
Change in working capital accounts:			
(Increase) decrease in accounts receivable	(89,039)	(39,361)	3,588
Increase in inventories	(62,702)	(153)	(229)
Increase in accounts payable	33,419	60,149	81,733
Increase (decrease) in accrued taxes	6,135	(12,117)	(5,483)
Other	21,779	(4,027)	4,778
Costs incurred for environmental - related matters	(8,712)	(7,005)	(12,036)
Costs incurred for qualified exit costs	(3,514)	(1,580)	(3,663)
Other	1,949	(6,925)	(17,512)
Net operating cash	544,681	558,929	558,917
Investing Activities			
Capital expenditures	(106,822)	(116,507)	(126,530)
Acquisitions of businesses	(554,478)	(48,374)	(26,649)
Increase in other investments	(12,739)	(27,875)	(16,144)
Proceeds from sale of assets	605	47,847	11,778
Other	(8,447)	8,856	(15,016)
Net investing cash	(681,881)	(136,053)	(172,561)
Financing Activities			
Net increase in short-term borrowings	238,815		
Payments of long-term debt	(14,135)	(8,095)	(95,305)
Payments of acquired debt	(67,131)		
Payments of cash dividends	(96,915)	(90,689)	(91,007)
Proceeds from stock options exercised	88,489	47,468	37,516
Treasury stock purchased	(267,358)	(238,148)	(190,320)
Other	(5,157)	(1,310)	(4,727)
Net financing cash	(123,392)	(290,774)	(343,843)
Effect of exchange rate changes on cash	3,711	6,699	2,685
Net (decrease) increase in cash and cash equivalents	(256,881)	138,801	45,198
Cash and cash equivalents at beginning of year	302,813	164,012	118,814
Cash and cash equivalents at end of year	$ 45,932	$ 302,813	$ 164,012
Taxes paid on income	$ 114,908	$ 106,950	$ 103,447
Interest paid on debt	39,731	39,029	42,041

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (thousands of dollars except per common share data)

	Common Stock	Preferred Stock	Unearned ESOP Compen-sation	Other Capital	Retained Earnings	Treasury Stock	Cumulative Other Comprehensive Income (Loss)	Total
Balance at January 1, 2002	$208,031	$ 168,305	$(168,305)	$ 200,643	$2,120,927	$ (837,284)	$ (204,553)	$1,487,764
Comprehensive income:								
Net income					127,565			127,565
Foreign currency translation							(48,285)	(48,285)
Minimum pension liability, net of taxes of $3,572							(8,334)	(8,334)
Comprehensive income								70,946
Treasury stock purchased				(3,040)		(187,280)		(190,320)
Redemption of preferred stock		(126,499)	126,499					
Income tax effect of ESOP				22,380				22,380
Stock issued (tendered) for exercise of options	1,792			41,498		(4,562)		38,728
Stock tendered in connection with restricted stock grants						(768)		(768)
Restricted stock grants (net activity)	13			3,082				3,095
Stock acquired for trust				(76)				(76)
Revocable trust stock sold - including realized gain				1,148				1,148
Cash dividends--$.60 per common share					(91,007)			(91,007)
Balance at December 31, 2002	209,836	41,806	(41,806)	265,635	2,157,485	(1,029,894)	(261,172)	1,341,890
Comprehensive income:								
Net income					332,058			332,058
Foreign currency translation							31,822	31,822
Minimum pension liability, net of taxes of ($35)							82	82
Comprehensive income								363,962
Treasury stock purchased						(238,148)		(238,148)
Issuance of preferred stock to pre-fund ESOP		350,000	(350,000)					
Redemption of preferred stock		(107,149)	107,149					
Income tax effect of ESOP				24,665				24,665
Stock issued (tendered) for exercise of options	2,172			52,239		(743)		53,668
Stock tendered in connection with restricted stock grants						(2,132)		(2,132)
Restricted stock grants (net activity)	401			5,240				5,641
Cash dividends--$.62 per common share					(90,689)			(90,689)
Balance at December 31, 2003	212,409	284,657	(284,657)	347,779	2,398,854	(1,270,917)	(229,268)	1,458,857
Comprehensive income:								
Net income					393,254			393,254
Foreign currency translation							17,782	17,782
Minimum pension liability, net of taxes of ($597)							1,394	1,394
Unrealized gain on marketable equity securities, net of taxes of ($328)							510	510
Comprehensive income								412,940
Treasury stock purchased				(9,565)		(257,793)		(267,358)
Redemption of preferred stock		(112,838)	112,838					
Income tax effect of ESOP				19,304				19,304
Stock issued (tendered) for exercise of options	3,702			105,719		(645)		108,776
Restricted stock grants (net activity)	285			11,357				11,642
Cash dividends--$.68 per common share					(96,915)			(96,915)
Balance at December 31, 2004	$216,396	$ 171,819	$(171,819)	$ 474,594	$2,695,193	$(1,529,355)	$ (209,582)	$1,647,246

See notes to consolidated financial statements.

(thousands of dollars unless otherwise indicated)

NOTE 1—SIGNIFICANT ACCOUNTING POLICIES

Consolidation. The consolidated financial statements include the accounts of The Sherwin-Williams Company, its wholly-owned subsidiaries and its majority-owned equity investments. Inter-company accounts and transactions have been eliminated.

Use of estimates. The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those amounts.

Nature of operations. The Company is engaged in the manufacture, distribution and sale of coatings and related products to professional, industrial, commercial and retail customers primarily in North and South America.

Reportable segments. See Note 18.

Cash flows. Management considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Fair value of financial instruments. The following methods and assumptions were used to estimate the fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents approximate fair value.

Investments in securities: Two separate funds maintained for payment of certain employee benefits include investments that are classified as available for sale securities. The fair values of such investments, based on quoted market prices, included in a health care benefits fund reported in Other current assets were $3, $827 and $4,092 at December 31, 2004, 2003 and 2002, respectively. The fair values of such investments, based on quoted market prices, included in a non-qualified benefits fund reported in Other assets were $9,853 and $20,643 at December 31, 2004 and 2003, respectively. There were no available for sale investments in this fund at December 31, 2002. The fair values of other investments, based on quoted market prices, included in a non-qualified benefits fund reported in Other assets were $6,568, $1,910 and $18,560 at December 31, 2004, 2003 and 2002.

Non-traded investments: The Company has invested in the U.S. affordable housing and historic renovation real estate markets. These investments have been identified as variable interest entities. However, the Company is not the primary beneficiary and does not consolidate the operations of the investments in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 46, "Consolidation of Variable Interest Entities." The Company's risk of loss from these non-traded investments is limited to the amount of its contributed capital. The carrying amounts of these non-traded investments, included in Other assets, were $24,356, $20,695 and $11,117 at December 31, 2004, 2003 and 2002, respectively. The carrying amounts of these investments, which approximate market value, are determined based on cost less related income tax credits determined by the effective yield method.

Short-term borrowings: The carrying amounts reported in the consolidated balance sheets for short-term borrowings approximate fair value.

Long-term debt (including current portion): The fair values of the Company's publicly traded debt, shown below, are based on quoted market prices. The fair values of the Company's non-traded debt, also shown below, are estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. See Note 8.

	December 31,					
	2004		2003		2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Publicly traded debt	$489,609	$557,798	$505,621	$574,106	$508,134	$543,971
Non-traded debt	9,844	8,553	8,786	8,068	13,549	12,390

(thousands of dollars unless otherwise indicated)

Derivative instruments: The Company utilizes derivative instruments as part of its overall financial risk management policy. The Company entered into interest rate swap contracts during 2003 and 2002 primarily to hedge against interest rate risks. See Note 8. The Company also entered into option and forward currency exchange contracts in 2004, 2003 and 2002 primarily to hedge against foreign currency risk exposure. See Note 13. The Company does not use derivative instruments for speculative or trading purposes.

Goodwill. Goodwill represents the cost in excess of fair value of net assets acquired in business combinations accounted for by the purchase method. Effective January 1, 2002, the Company adopted SFAS No. 142 that discontinued amortization of goodwill and requires goodwill to be tested periodically for impairment. See Note 4.

Intangible assets. Intangible assets include trademarks, non-compete covenants and certain intangible property rights. Pursuant to the adoption of SFAS No. 142, trademarks have been classified as indefinite-lived assets and amortization was discontinued effective January 1, 2002. The cost of non-compete covenants and certain intangible property rights are amortized on a straight-line basis over the expected period of benefit as follows:

	Useful Life
Non-compete covenants	2 – 7 years
Certain intangible property rights	3 – 20 years

Accumulated amortization of intangible assets was $130,865, $114,833 and $106,868 at December 31, 2004, 2003 and 2002, respectively. See Note 4.

Investment in life insurance. On October 1, 2003, the Company surrendered its broad-based corporate owned life insurance policies. The net expense associated with such investment during 2003 and 2002 was included in Other expense - net. Such expense was immaterial to Income before income taxes, minority interest and cumulative effect of change in accounting principle. A receivable of $325 and $9,841 for the remaining amounts due under the program was included in Other assets at December 31, 2004 and 2003, respectively.

Impairment of long-lived assets. In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, management evaluates the recoverability and estimated remaining lives of long-lived assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable or the useful life has changed. See Note 4.

Property, plant and equipment. Property, plant and equipment is stated on the basis of cost. Depreciation is provided by the straight-line method. The major classes of assets and ranges of annual depreciation rates are as follows:

Buildings	2% – 6-2/3%
Machinery and equipment	4% – 33-1/3%
Furniture and fixtures	5% – 33-1/3%
Automobiles and trucks	10% – 33-1/3%

Letters of credit. The Company occasionally enters into standby letter of credit agreements to guarantee various operating activities. These agreements, which expire in 2005, provide credit availability to the various beneficiaries if certain contractual events occur. Amounts outstanding under these agreements totaled $15,633, $13,282 and $13,273 at December 31, 2004, 2003 and 2002, respectively.

Foreign currency translation. All consolidated non-highly inflationary foreign operations use the local currency of the country of operation as the functional currency and translated the local currency asset and liability accounts at year-end exchange rates while income and expense accounts were translated at average exchange rates. The resulting translation adjustments were included in Cumulative other comprehensive loss, a component of Shareholders' equity.

Comprehensive income. At December 31, 2004, 2003 and 2002, the ending accumulated balance of Cumulative other comprehensive loss included adjustments for foreign currency translation of $203,234, $221,016 and $252,838, respectively, a minimum pension liability of $6,858, $8,252 and $8,334, respectively, and at December 31, 2004 only, an adjustment for unrealized gains on marketable equity securities of $510.

(thousands of dollars unless otherwise indicated)

Revenue recognition. All revenues were recognized when products were shipped and title had passed to unaffiliated customers.

Customer and vendor considerations. The Company offered certain customers rebate and sales incentive programs which were classified as reductions in Net sales. Such programs were in the form of volume rebates, rebates that constituted a percentage of sales or rebates for attaining certain sales goals. The Company received consideration from certain suppliers of raw materials in the form of volume rebates or rebates that constituted a percentage of purchases. These rebates were recognized on an accrual basis by the Company as a reduction of the purchase price of the raw materials and a subsequent reduction of Cost of goods sold when the related product was sold.

Allowance for doubtful accounts. The Company has recorded an allowance for doubtful accounts to reduce accounts receivable to their net realizable value. The allowance was based upon an analysis of historical bad debts, a review of the aging of accounts receivable and the current creditworthiness of customers.

Shipping and handling costs. All costs the Company incurred to ship products were included in Cost of goods sold in the Statements of Consolidated Income.

Technical expenditures. Total technical expenditures included research and development costs, quality control, product formulation expenditures and other similar items. Research and development costs included in technical expenditures were $34,313, $34,391 and $36,019 for 2004, 2003 and 2002, respectively.

Advertising expenses. The cost of advertising was expensed as incurred. The Company incurred $239,953, $238,754 and $221,572 in advertising costs during 2004, 2003 and 2002, respectively.

Minority interest. Minority interest reflects the minority shareholders' interest in the net income and equity of Sherwin-Williams Kinlita Co., Ltd. (Kinlita).

Environmental matters. Capital expenditures for ongoing environmental compliance measures were recorded in the Consolidated Balance Sheets, and related expenses were included in the normal operating expenses of conducting business. The Company is involved with environmental investigation and remediation activities at some of its current and former sites and at a number of third-party sites. The Company accrued for environmental remediation-related activities for which commitments or clean-up plans have been developed and for which costs could be reasonably estimated based on industry standards and historical experience. All accrued amounts were recorded on an undiscounted basis. Accrued environmental remediation-related expenses included direct costs of investigation and remediation and indirect costs such as compensation and benefits for employees directly involved in the investigation and remediation activities and fees paid to outside engineering, consulting and law firms. See Notes 9 and 13.

Employee stock purchase and savings plan and preferred stock. The Company accounts for the employee stock purchase and savings plan (ESOP) in accordance with Statement of Position (SOP) No. 93-6, "Employers' Accounting for Employee Stock Ownership Plans." The Company recognized compensation expense for amounts contributed to the ESOP and the ESOP used dividends on unallocated preferred shares to service debt. Unallocated preferred shares held by the ESOP were not considered outstanding in calculating earnings per share of the Company. See Note 11.

Stock-based compensation. At December 31, 2004, the Company had two stock-based compensation plans, as more fully described in Note 12, accounted for under the recognition and measurement principles of Accounting Principles Board Opinion (APBO) No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Pro-forma information regarding the impact of stock-based compensation on net income and income per share is required by SFAS No. 123, "Accounting for Stock-Based Compensation." Such pro-forma information, determined as if the Company had accounted for its employee stock options under the fair value method of that statement, is illustrated in the following table:

(thousands of dollars unless otherwise indicated)

	2004	2003	2002
Net income, as reported	$393,254	$332,058	$127,565
Add: Total stock-based compensation expense included in the determination of net income as reported, net of related tax effects	7,778	3,667	2,013
Less: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(14,576)	(12,138)	(11,455)
Pro-forma net income	$386,456	$323,587	$118,123
Income per share:			
Basic - as reported	$ 2.79	$ 2.29	$ .85
Basic - pro-forma	$ 2.74	$ 2.23	$ .79
Diluted - as reported	$ 2.72	$ 2.26	$ .84
Diluted - pro-forma	$ 2.67	$ 2.20	$ .78

The fair value for these options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions for all options granted:

	2004	2003	2002
Risk-free interest rate	2.87%	2.24%	2.15%
Expected life of option	3 years	3 years	3 years
Expected dividend yield of stock	2.28%	2.28%	2.18%
Expected volatility of stock	.225	.290	.333

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, it is management's opinion that the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Earnings per share. Shares of preferred stock held in an unallocated account of the ESOP (see Note 11) and common stock held in a revocable trust (see Note 10) were not considered outstanding shares for basic or diluted income per share calculations. All references to "shares or per share information" throughout this report relate to common shares, unless otherwise indicated. Basic income per common share amounts were computed based on the weighted-average number of common shares outstanding during the year. Diluted income per common share amounts were computed based on the weighted-average number of common shares outstanding plus all dilutive securities potentially outstanding during the year. See Note 15. All references to income or losses per common share throughout this report are stated on a diluted per common share basis, unless otherwise indicated.

Product warranties. The Company offers product warranties for certain products. The specific terms and conditions of such warranties vary depending on the product or customer contract requirements. Management estimated and accrued the costs of unsettled product warranty claims based on historical results and experience. Management periodically assesses the adequacy of the accrual for product warranty claims and adjusts the accrual as necessary.

Changes in the Company's accrual for product warranty claims during 2004, 2003 and 2002, including customer satisfaction settlements during the year, were as follows:

	2004	2003	2002
Balance at January 1	$ 16,555	$ 15,510	$ 14,074
Charges to expense	32,541	28,745	25,023
Settlements	(30,998)	(27,700)	(23,587)
Balance at December 31	$ 18,098	$ 16,555	$ 15,510

Impact of recently issued accounting standards. In April 2004, the Emerging Issues Task Force (EITF) issued EITF No. 03-6, "Participating Securities and the Two-Class Method Under FASB Statement No. 128, Earnings Per Share." EITF No. 03-6 addresses a number of questions regarding the computation of earnings per share by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the company when, and if, it declares dividends on its common stock. The pronouncement also provides further guidance in applying the two-class method of calculating earnings per share, clarifying what constitutes a participating security and how to apply the two-class method of computing earnings per share once it is determined that a security is participating, including how to allocate undistributed earnings to such a security. EITF No. 03-6 is effective for fiscal periods beginning after March 31, 2004. Adoption of this pronouncement had no significant effect on the Company's reported earnings per share.

In May 2004, the FASB issued FASB Staff Position (FSP) Financial Accounting Standard (FAS) No. 106-2

(thousands of dollars unless otherwise indicated)

"Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003." FSP FAS No. 106-2 is effective for interim or annual periods beginning after June 15, 2004. See Note 7 for the effect of FSP FAS No. 106-2.

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment," that addresses the accounting transactions in which a company exchanges its equity instruments for goods or services. It also addresses transactions in which a company incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. SFAS No. 123R eliminates the ability to account for share-based compensation transactions using APBO No. 25 and requires instead that such transactions be accounted for using a fair-value-based method. SFAS No. 123R requires the tax benefit associated with these share based payments to be classified as financing activities in the statement of cash flows. Adoption of SFAS No. 123R is effective for periods beginning after June 15, 2005. The Company will adopt this statement as required, and management is currently assessing the effect SFAS No. 123R will have on the Company's results of operations, financial condition or liquidity.

In December 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4," which requires that abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) be recognized as current-period charges. In addition, the statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. The Company will adopt this statement as required, and management does not believe the adoption will have a material effect on the Company's results of operations, financial condition or liquidity.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29," which eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The statement defines a nonmonetary exchange with commercial substance as one in which the future cash flows of an entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for fiscal years beginning after June 15, 2005. The Company will adopt this statement as required, and management does not believe the adoption will have a material effect on the Company's results of operations, financial condition or liquidity.

In December 2004, the FASB issued FSP FAS No. 109-1, "Application of FASB Statement No. 109, Accounting for Income Taxes, for the Tax Deduction Provided to U.S. Based Manufacturers by the American Jobs Creation Act of 2004." This statement requires the qualified production activities deduction as defined in the American Jobs Creation Act of 2004 (the Jobs Act) to be accounted for as a special deduction in accordance with SFAS No. 109, "Accounting for Income Taxes." The statement also requires that the special deduction should be considered in measuring deferred taxes when graduated tax rates are a significant factor and when assessing whether a valuation allowance is necessary. FSP FAS No. 109-1 was effective upon issuance. In accordance with the Jobs Act, determination of the qualified production activities deduction is not required until 2005. Management is currently assessing the effect this statement will have on the Company's results of operations, financial condition and liquidity.

In December 2004, the FASB issued FSP FAS No. 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004." This statement allows additional time beyond the financial reporting period of enactment to evaluate the effect of the Jobs Act on the Company's plan for reinvestment or repatriation of foreign earnings for purposes of applying SFAS No. 109. FSP FAS No. 109-2 was effective upon issuance. After the issuance of FSP FAS No. 109-2 and prior to December 31, 2004, the Company completed its plan for repatriation of foreign earnings under the Jobs Act. See Note 14 for discussion of the effect the Jobs Act had on the Company's plan for repatriation of foreign earnings.

Reclassification. Certain amounts in the 2003 and 2002 consolidated financial statements have been reclassified to conform with the 2004 presentation.

(thousands of dollars unless otherwise indicated)

NOTE 2—ACQUISITIONS

During the second quarter of 2004, the Company acquired a majority interest in Kinlita for $6,982 paid in cash. Kinlita, included in the Automotive Finishes Segment, supplies coatings to original equipment truck and bus manufacturers in the Peoples Republic of China. The acquisition was accounted for as a purchase, with results of operations included in the consolidated financial statements beginning with the month of April 2004. The Kinlita acquisition resulted in the recognition of goodwill and was completed primarily to participate in the growing Chinese automotive coatings market. See Note 4 for discussion of goodwill acquired with the acquisition of Kinlita.

During the third quarter of 2004, the Company completed its acquisitions of 100% of the stock of Duron, Inc. (Duron) and Paint Sundry Brands Corporation (PSB) for an aggregate consideration of $640,625, and the assumption of certain financial obligations. Both acquisitions were financed through the use of cash, liquidated short-term investments and $350,000 in proceeds from the sale of commercial paper under the Company's existing commercial paper program. Both acquisitions were accounted for as purchases, with results of operations included in the consolidated financial statements beginning with the month of September 2004.

Duron, included in the Paint Stores Segment, is a leading coatings company in the eastern and southeastern portion of the United States servicing the professional painting contractor, builder and do-it-yourself markets through 229 company-operated stores. PSB, included in the Consumer Segment, provides high quality paint applicators to professional paint contractors and do-it-yourself users in the United States, Canada and the United Kingdom under the Purdy®, Bestt Liebco® and other brands. The Duron and PSB acquisitions resulted in the recognition of goodwill and were completed primarily to assist with the continued implementation of the Company's growth strategy of supplying high quality products and services to professional paint contractors and do-it-yourself users through various channels of distribution. See Note 4 for discussion of goodwill and intangible assets acquired with the acquisitions of Duron and PSB.

The following unaudited pro-forma summary presents consolidated financial information as if Kinlita, Duron and PSB had been acquired at the beginning of each period presented. The pro-forma consolidated financial information does not necessarily reflect the actual results that would have occurred had the acquisitions taken place on January 1, 2002 or of future results of operations of the combined companies under ownership and operation of the Company.

	2004	2003	2002
Net sales	$6,450,573	$5,878,713	$5,632,754
Net income [1]	379,597	363,411	152,024
Net income per common share:			
Basic [1]	2.70	2.51	1.01
Diluted [1]	2.62	2.47	1.00

[1] Included in the reported pro-forma net income for 2004 are material charges of $30,500 paid by Duron for settlement of certain compensation arrangements incurred prior to closing and $4,781 paid by PSB for loan origination fees written off prior to closing.

NOTE 3—CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE

Effective January 1, 2002, the Company adopted SFAS No. 142. During the first quarter of 2002, the Company completed the transitional impairment test required by SFAS No. 142 and recognized an impairment charge of $247,612 ($183,136 after taxes or $1.21 per diluted common share) to reduce the carrying values of goodwill and certain indefinite-lived intangible assets to their estimated fair values. The transitional impairment charge was accounted for as a cumulative effect of change in accounting principle. The transitional impairment charge for goodwill totaled $129,392 ($105,714 after taxes or $.70 per diluted common share) and related primarily to international operations in the International Coatings and Automotive Finishes Segments. Weakened foreign currency exchange rates and economic conditions, particularly in South America, negatively impacted profit and cash flow in U.S. dollars. The transitional impairment charge for indefinite-lived intangible assets aggregated $118,220 ($77,422 after taxes or $.51 per diluted common share). The impairment of indefinite-lived intangible assets related principally to trademarks in the Consumer Segment associated with the acquisition of Thompson Minwax Holding Corp. and was due primarily to a shortfall in sales from levels anticipated at the time of acquisition. In addition, certain trademarks in the International Coatings Segment were impaired. Fair values are estimated separately for goodwill and indefinite-lived intangible assets using a discounted cash flow valuation model, incorporating discount rates commensurate with the risks involved for each group of assets.

(thousands of dollars unless otherwise indicated)

NOTE 4—GOODWILL, INTANGIBLE AND LONG-LIVED ASSETS

During 2004, the Company recognized goodwill in the acquisitions of Duron, PSB and Kinlita of $116,208, $212,082 and $4,944, respectively. Identifiable intangible assets valued in the acquisitions were trademarks of $41,300, a covenant not to compete of $33,000 and a customer list of $10,600 for Duron and trademarks of $44,300, a customer list of $8,800 and a patent of $1,550 for PSB. Acquired intangible assets subject to amortization are being amortized over weighted-average periods of 3 years for the non-compete covenant, 11 years for the customer lists and 13.5 years for the patent. No significant residual value was estimated for these assets.

During 2003, the Company recorded additions of $19,555 in intangible assets, primarily related to $17,540 of technology-based assets of Accurate Dispersions. Acquired intangible assets subject to amortization are being amortized over weighted-average periods of 7 years for software and 17 years for all other intangible assets. No significant residual value was estimated for these assets.

In accordance with SFAS No. 144, whenever events or changes in circumstances indicated that the carrying value of long-lived assets may not be recoverable or the useful life had changed, impairment tests were performed. Undiscounted cash flows were used to calculate the fair value of long-lived assets to determine if such assets were impaired. Where impairment was identified, a discounted cash flow valuation model, incorporating discount rates commensurate with the risks involved for each group of assets, was used to determine the fair value for the assets.

During 2004, an impairment test was performed for capitalized software costs due to the replacement and significant changes in the utilization of certain software. A reduction in the carrying value of capitalized software costs of $2,085 was charged to Selling, general and administrative expenses in the Administrative Segment. Assets related to a customer sales incentive program were tested for impairment due to lower than anticipated sales performance, resulting in a reduction in carrying value and a charge of $9,790 to Net sales in the Consumer Segment. A reduction in the carrying value of certain manufacturing equipment in the Consumer Segment of $133 was charged to Cost of goods sold.

During 2003, an impairment test was performed for capitalized software costs due to the replacement and significant changes in the utilization of certain software. A reduction in the carrying value of capitalized software costs of $3,784 and $7,657 was charged to Selling, general and administrative expenses in the Consumer and Administrative Segments, respectively.

During 2002, a devaluation of the Argentine peso indicated that an impairment of other long-lived assets for the Argentina subsidiary was probable. Fair values and the resulting impairment were determined in accordance with SFAS No. 144. A reduction of $8,997 in the carrying value of other long-lived assets of the Automotive and International Coatings Segments' Argentina reporting units was charged to Cost of goods sold ($6,502) and Selling, general and administrative expenses ($2,495) in the first quarter of 2002.

Also during 2002, an impairment of other long-lived assets in the Consumer Segment was deemed probable relating to capitalized software costs due to the replacement and significant changes in the utilization of certain software. A reduction in the carrying value of capitalized software costs of $7,344 was charged to Selling, general and administrative expenses.

Goodwill and trademarks with indefinite lives are required by SFAS No. 142 to be periodically tested for impairment. October 1 has been established for the annual impairment review. Fair values are estimated separately for goodwill and trademarks with indefinite lives using a discounted cash flow valuation model, incorporating discount rates commensurate with the risks involved for each group of assets. The annual impairment review performed as of October 1, 2004 resulted in reductions in the carrying value of certain trademarks with indefinite lives of $2,548, which was charged to Cost of goods sold in the Consumer Segment. The impairment of trademarks with indefinite lives related to reduction in estimated discounted cash flows.

The annual impairment review performed as of October 1, 2003 resulted in reductions in the carrying value of certain trademarks with indefinite lives of $1,013, which was charged to Selling, general and administrative expenses in the Consumer Segment. The impairment of trademarks with indefinite lives related to lower-than-anticipated sales of certain acquired domestic brands.

The annual impairment review performed as of October 1, 2002 resulted in reductions in the carrying values of goodwill of $2,401 and trademarks with indefinite lives of $1,206. The total of $3,607 was charged to Cost of goods sold ($801) and Selling, general and

(thousands of dollars unless otherwise indicated)

administrative expenses ($2,806). The impairment of goodwill related to a cash flow shortfall in certain international operations acquired in the acquisition of Thompson Minwax Holding Corp. and the impairment of trademarks with indefinite lives related to lower-than-anticipated sales of certain acquired domestic and international brands.

Amortization of finite-lived intangible assets is as follows for the next five years: $23,200 in 2005, $21,500 in 2006, $17,000 in 2007, $8,300 in 2008 and $7,300 in 2009.

A summary of changes in the Company's carrying value of goodwill by reportable operating segment is as follows:

Goodwill	Paint Stores	Consumer	Automotive Finishes	International Coatings	Consolidated Totals
Balance at January 1, 2002	$ 81,886	$ 450,054	$ 49,631	$ 90,826	$ 672,397
Acquisitions	13,230		1,417		14,647
Transitional impairments	(5,387)	(16,571)	(19,009)	(88,425)	(129,392)
Impairment charged to operations				(2,401)	(2,401)
Currency and other adjustments		746	(3,790)		(3,044)
Balance at December 31, 2002	89,729	434,229	28,249	$	552,207
Acquisitions		11,855			11,855
Currency and other adjustments	74	42	(647)		(531)
Balance at December 31, 2003	**89,803**	**446,126**	**27,602**		**563,531**
Acquisitions	**116,208**	**215,362**	**4,944**		**336,514**
Currency and other adjustments	**3**	**18**	**378**		**399**
Balance at December 31, 2004	**$ 206,014**	**$ 661,506**	**$ 32,924**		**$ 900,444**

A summary of changes in the Company's carrying value of intangible assets is as follows:

	Finite-lived intangible assets			Trademarks with indefinite lives	Total intangible assets
	Software	All other	Subtotal		
December 31, 2004					
Weighted-average amortization period	**10 years**	**9 years**	**10 years**		
Gross	**$ 61,405**	**$ 141,192**	**$ 202,597**	**$ 236,168**	**$ 438,765**
Accumulated amortization	**(22,468)**	**(70,009)**	**(92,477)**	**(38,388)**	**(130,865)**
Net value	**$ 38,937**	**$ 71,183**	**$ 110,120**	**$ 197,780**	**$ 307,900**
December 31, 2003					
Weighted-average amortization period	11 years	15 years	12 years		
Gross	$ 60,820	$ 90,318	$ 151,138	$ 150,897	$ 302,035
Accumulated amortization	(17,960)	(59,295)	(77,255)	(37,578)	(114,833)
Net value	$ 42,860	$ 31,023	$ 73,883	$ 113,319	$ 187,202
December 31, 2002					
Weighted-average amortization period	12 years	14 years	12 years		
Gross	$ 72,501	$ 70,200	$ 142,701	$ 150,206	$ 292,907
Accumulated amortization	(15,973)	(54,311)	(70,104)	(36,764)	(106,868)
Net value	$ 56,708	$ 15,889	$ 72,597	$ 113,442	$ 186,039

NOTE 5—INVENTORIES

Inventories were stated at the lower of cost or market with cost determined principally on the last-in, first-out (LIFO) method. The following presents the effect on inventories, net income and net income per common share had the Company used the first-in, first-out (FIFO) inventory valuation method adjusted for income taxes at the statutory rate and assuming no other adjustments. This information is presented to enable the reader to make comparisons with companies using the FIFO method of inventory valuation.

(thousands of dollars unless otherwise indicated)

	2004	2003	2002
Percentage of total inventories on LIFO....	81%	88%	87%
Excess of FIFO over LIFO	$125,212	$ 96,591	$100,226
(Decrease) increase in net income due to LIFO	(18,580)	2,213	8,088
(Decrease) increase in net income per common share due to LIFO	(.13)	.02	.05

NOTE 6—EXIT OR DISPOSAL ACTIVITIES

Management is continually re-evaluating the Company's operating facilities against its long-term strategic goals. Prior to January 1, 2003, upon commitment to a formal shutdown plan of an operating facility, provisions were made for all estimated qualified exit costs in accordance with EITF No. 94-3. Effective January 1, 2003, the Company recognizes liabilities associated with exit or disposal activities as incurred in accordance with SFAS No. 146. Qualified exit costs primarily include post-closure rent expenses, incremental post-closure costs and costs of employee terminations. Adjustments may be made to liabilities accrued for qualified exit costs if information becomes available upon which more accurate amounts can be reasonably estimated. Concurrently, property, plant and equipment is tested for impairment in accordance with SFAS No. 144 and, if impairment exists, the carrying value of the related assets is reduced to estimated fair value. Additional impairment may be recorded for subsequent revisions in estimated fair value. No significant revisions occurred during 2004, 2003 or 2002.

The following table summarizes the activity and remaining liabilities associated with qualified exit costs:

Exit Plan	Balance at December 31, 2003	Provisions in Cost of goods sold	Actual expenditures charged to accrual	Adjustments to prior provisions in Other expense - net	Balance at December 31, 2004
Automotive Finishes distribution facility shutdown in 2004:					
Severance and related costs		$ 297	$ (185)	$ (112)	
Other qualified exit costs................		903	(683)	96	$ 316
Consumer manufacturing facility shutdown in 2004:					
Other qualified exit costs................		1,500	(1,810)	310	
Consumer manufacturing facility shutdown in 2001:					
Other qualified exit costs................	$ 2,058		(186)	(25)	1,847
Other qualified exit costs for facilities shutdown prior to 2001 ..	12,854		(650)	(232)	11,972
Totals	$ 14,912	$ 2,700	$ (3,514)	$ 37	$ 14,135

Exit Plan	Balance at December 31, 2002	Provisions in Cost of goods sold	Actual expenditures charged to accrual	Adjustments to prior provisions in Other expense - net	Balance at December 31, 2003
Consumer manufacturing facility shutdown in 2001:					
Severance and related costs	$ 133		$ (133)		
Other qualified exit costs................	2,790		(641)	$ (91)	$ 2,058
Paint Stores manufacturing facility shutdown in 2001:					
Other qualified exit costs................	333		(105)	(228)	
Other qualified exit costs for facilities shutdown prior to 2001 ..	13,221		(700)	333	12,854
Totals	$ 16,477		$ (1,579)	$ 14	$ 14,912

(thousands of dollars unless otherwise indicated)

Exit Plan	Balance at December 31, 2001	Provisions in Cost of goods sold	Actual expenditures charged to accrual	Adjustments to prior provisions in Other expense - net	Balance at December 31, 2002
Consumer manufacturing facility shutdown in 2001:					
Severance and related costs	$ 1,454		$ (1,321)		$ 133
Other qualified exit costs	1,946		(256)	$ 1,100	2,790
Paint Stores manufacturing facility shutdown in 2001:					
Severance and related costs	710		(667)	(43)	
Other qualified exit costs	290			43	333
Other qualified exit costs for facilities shutdown prior to 2001	15,479		(1,420)	(838)	13,221
Totals	$ 19,879		$ (3,664)	$ 262	$ 16,477

During 2004, a formal plan was approved to close a leased distribution facility in the Automotive Finishes Segment. During 2003, a formal plan was approved to close a manufacturing facility in the Consumer Segment and the useful lives of the assets were reduced in accordance with SFAS No. 144. Both facilities were closed during 2004. In accordance with SFAS No. 146, noncancelable rent, post-closure severance and other qualified exit costs were accrued at the time of closing. No formal shutdown plans were approved during 2002.

Less than 7 percent of the ending accrual for qualified exit costs at December 31, 2004 related to facilities shutdown prior to 2002 that are expected to be incurred by the end of 2005. The remaining portion of the ending accrual primarily represented post-closure contractual and demolition expenses related to certain owned facilities which are closed and being held for disposal or involved in ongoing environmental-related remediation activities. The Company cannot reasonably estimate when such matters will be concluded to permit disposition.

NOTE 7—HEALTH CARE, PENSION AND OTHER BENEFITS

The Company provides certain health care benefits for active employees. The plans are contributory and contain cost-sharing features such as deductibles and coinsurance. There were 16,725, 16,286 and 16,301 active employees entitled to receive benefits under these plans as of December 31, 2004, 2003 and 2002, respectively. The cost of these benefits for active employees, which includes claims incurred and claims incurred but not reported, amounted to $82,980, $80,888 and $70,169 for 2004, 2003 and 2002, respectively. The Company has a fund, to which it no longer intends to contribute, that provides for payment of health care benefits of qualified employees. Distributions from the fund were $4,273, $8,542 and $8,134 in 2004, 2003 and 2002, respectively. In connection with the acquisitions of Duron and PSB, the Company acquired certain health care benefit plans for employees who met certain eligibility requirements. The Company operated the acquired plans independently from the date of acquisition until December 31, 2004. Beginning January 1, 2005, the participants of these acquired plans became participants in the Company's health care benefit plan.

The Company provides pension benefits to substantially all employees through noncontributory defined contribution or defined benefit plans.

The Company's annual contribution for its domestic defined contribution pension plan, which is based on six percent of compensation for covered employees, was $41,040, $41,531 and $41,569 for 2004, 2003 and 2002, respectively. Assets in employee accounts of the domestic defined contribution pension plan are invested in various mutual funds as directed by the participants. These mutual funds did not own a significant number of shares of the Company's common stock.

The Company's annual contribution for its foreign defined contribution pension plans, which is based on various percentages of compensation for covered employees up to certain limits, was $1,049, $1,236 and $1,260 for 2004, 2003 and 2002, respectively. Assets in employee accounts of the foreign defined contribution pension plans are invested in various mutual funds. These mutual funds did not own a significant number of shares of the Company's common stock.

(thousands of dollars unless otherwise indicated)

In connection with the acquisition of Duron, the Company acquired a domestic defined benefit pension plan (Duron Plan). The Duron Plan covered all employees who met certain eligibility requirements based primarily on age, length of service and hours worked per year. The Company operated the Duron Plan independently from the date of acquisition until December 31, 2004, at which time it was frozen and merged into the Company's domestic salaried defined benefit pension plan. The decision to freeze the Duron Plan and merge it with the Company's domestic salaried defined benefit pension plan effective December 31, 2004 was made at the acquisition date. Accrued benefits and vesting service under the Duron Plan were credited under the Company's domestic salaried defined benefit pension plan. At December 31, 2004, the Duron Plan was under-funded by $2,574 with a projected benefit obligation and an accumulated benefit obligation of $18,307 and a fair value of plan assets of $15,733. The Company made contributions of $1,175 to the Duron Plan in 2004.

Effective January 1, 2002, the domestic salaried defined benefit pension plan, which was frozen since 1984, was re-opened to new participants. Eligible domestic salaried employees hired or re-hired on or after January 1, 2002 become participants in the revised domestic salaried defined benefit pension plan upon completion of six months of service. All participants in the domestic salaried defined benefit pension plan prior to the revision will retain the previous defined benefit formula for computing benefits with certain modifications for active employees. All employees who become participants subsequent to January 1, 2002 will be credited with contribution credits that are the equivalent of six percent of their earnings. Contribution credits will be converted into units to account for each participant's benefits, although these units will not constitute an actual allocation of assets. These participants will receive a variable annuity benefit upon retirement or a distribution upon termination (if vested). The variable annuity benefit is subject to the hypothetical returns achieved on each participant's allocation of units from investments in various mutual funds as directed by the participant. Contribution credits to the revised domestic salaried defined benefit pension plan will be initially funded through the existing excess of plan assets over benefit obligations.

Substantially all other employees not covered by domestic or foreign defined contribution pension plans or the revised domestic salaried defined benefit pension plan participate in various other smaller domestic or foreign defined benefit pension plans.

The Company employs a total return investment approach for the domestic and foreign defined benefit pension plan assets. A mix of equities and fixed income investments are used to maximize the long-term return of assets for a prudent level of risk. In determining the expected long-term rate of return on defined benefit pension plan assets, management considers the historical rates of return, the nature of investments and an expectation of future investment strategies. At December 31, 2004, defined benefit pension plan assets were invested as follows:

	Domestic Plans	Foreign Plans
Equity investments	67%	66%
Fixed income investments	30%	30%
Cash and other investments	3%	4%

Included as equity investments in the domestic defined benefit pension plan at December 31, 2004 were 1,255,000 shares of the Company's common stock with a market value of $56,011, which was 9.4 percent of total domestic defined benefit pension plan assets. During 2004, 345,000 shares of the Company's common stock were sold and dividends received on the Company's common stock were $995.

At December 31, 2004, one of the Company's foreign defined benefit pension plans was under-funded by $7,371 with a projected benefit obligation of $43,247, an accumulated benefit obligation of $30,607, and a fair value of plan assets of $23,236. In addition, the Company has one unfunded foreign defined benefit pension plan with an accumulated benefit obligation of $633. Contributions to the foreign defined benefit pension plans are expected to be $2,183 in 2005.

The Company expects to make the following benefit payments for all domestic and foreign defined benefit pension plans: $18,023 in 2005; $17,102 in 2006; $18,529 in 2007; $19,792 in 2008; $21,013 in 2009; and $103,246 in 2010 through 2014.

The following table summarizes the obligations and assets of the defined benefit pension plans, which are all measured as of December 31:

(thousands of dollars unless otherwise indicated)

	Domestic Defined Benefit Pension Plans			Foreign Defined Benefit Pension Plans		
	2004	2003	2002	2004	2003	2002
Accumulated benefit obligation at end of year	$230,912	$218,804	$186,980	$ 36,437	$ 32,323	$ 23,295
Projected benefit obligation:						
Balance at beginning of year	$224,265	$190,711	$186,174	$ 40,182	$ 30,089	$ 17,674
Service cost	10,992	7,036	4,214	1,520	1,358	968
Interest cost	12,777	12,066	12,016	2,354	1,959	1,383
Actuarial loss (gain)	(2,295)	30,276	218	5,123	(368)	8,313
Plan amendments, merger and other	18,026		1,206	487	4,646	235
Effect of foreign exchange				3,074	3,373	1,838
Benefits paid	(17,126)	(15,824)	(13,117)	(866)	(875)	(322)
Balance at end of year	246,639	224,265	190,711	51,874	40,182	30,089
Plan assets:						
Balance at beginning of year	533,340	464,110	515,889	23,133	15,732	22,103
Actual return on plan assets	67,612	88,023	(35,282)	2,179	4,765	(9,510)
Plan merger and other - net	12,271	(2,969)	(3,380)	2,354	1,842	1,242
Effect of foreign exchange				1,724	1,669	2,219
Benefits paid	(17,126)	(15,824)	(13,117)	(866)	(875)	(322)
Balance at end of year	596,097	533,340	464,110	28,524	23,133	15,732
Excess (deficiency) of plan assets over projected benefit obligation:						
Balance at end of year	349,458	309,075	273,399	(23,350)	(17,049)	(14,357)
Unrecognized actuarial loss	74,290	108,297	137,690	24,602	18,922	18,368
Unrecognized prior service cost	1,506	1,726	2,684	328	388	
Excess recognized in the Consolidated Balance Sheets	$425,254	$419,098	$413,773	$ 1,580	$ 2,261	$ 4,011
Excess recognized in the Consolidated Balance Sheets consisted of:						
Deferred pension assets	$428,714	$419,098	$413,773	$ 1,524	$ 1,069	$ 816
Benefit liability included in Other accruals				(6,235)	(6,982)	(7,391)
Benefit liability included in Other long-term liabilities	(3,460)			(3,507)	(3,615)	(1,320)
Cumulative other comprehensive loss				9,798	11,789	11,906
	$425,254	$419,098	$413,773	$ 1,580	$ 2,261	$ 4,011
Weighted-average assumptions used to determine projected benefit obligation:						
Discount rate	5.75%	6.00%	6.55%	5.49%	5.73%	5.50%
Rate of compensation increase	4.00%	4.00%	4.00%	3.98%	3.67%	3.50%
Weighted-average assumptions used to determine net pension (credit) cost:						
Discount rate	5.98%	6.55%	6.75%	5.73%	5.50%	6.00%
Expected long-term rate of return on assets	7.50%	8.00%	8.50%	8.00%	8.00%	8.50%
Rate of compensation increase	4.00%	4.00%	4.50%	3.67%	3.50%	3.50%
Net pension (credit) cost:						
Service cost	$ 10,992	$ 7,036	$ 4,214	$ 1,520	$ 1,358	$ 968
Interest cost	12,777	12,066	12,016	2,354	1,959	1,383
Expected return on assets	(39,695)	(36,485)	(43,349)	(1,934)	(1,465)	(1,525)
Recognition of:						
Unrecognized prior service cost	788	958	867	59	294	
Unrecognized actuarial loss	6,047	11,100	1,935	1,100	1,107	478
Net pension (credit) cost	$ (9,091)	$ (5,325)	$ (24,317)	$ 3,099	$ 3,253	$ 1,304

(thousands of dollars unless otherwise indicated)

Employees of the Company hired prior to January 1, 1993 who are not members of a collective bargaining unit, and certain groups of employees added through acquisitions, are eligible for health care and life insurance benefits upon retirement, subject to the terms of the unfunded plans. There were 4,658, 4,727 and 4,719 retired employees entitled to receive benefits as of December 31, 2004, 2003 and 2002, respectively.

The assumed health care cost trend rates to be used to determine the net periodic benefit cost for 2005 are 9.5 percent and 11.0 percent for participants under age 65 and age 65 and older, respectively. These trend rate assumptions decrease in each successive year until reaching 5.0 percent in 2013. Assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement health care benefit obligation. A one-percentage-point change in assumed health care cost trend rates would have had the following effects as of December 31, 2004:

	One-Percentage-Point	
	Increase	(Decrease)
Effect on total of service and interest cost components	$ 601	$ (582)
Effect on the postretirement benefit obligation	$ 9,459	$ (9,080)

A summary of the obligation for postretirement health care and life insurance benefits is as follows:

	Postretirement Benefits Other than Pensions		
	2004	2003	2002
Benefit obligation:			
Balance at beginning of year	$ 302,449	$ 261,807	$ 267,118
Service cost	4,339	4,334	3,898
Interest cost	16,725	16,787	16,567
Actuarial loss (gain)	8,745	35,495	(3,806)
Plan amendments	(4,787)		(6,778)
Benefits paid	(15,677)	(15,974)	(15,192)
Balance at end of year	311,794	302,449	261,807
Unfunded benefit obligation recognized in the Consolidated Balance Sheets:			
Unfunded benefit obligation at end of year	(311,794)	(302,449)	(261,807)
Unrecognized actuarial loss	83,720	78,559	45,706
Unrecognized prior service credit	(9,301)	(8,963)	(12,848)
Unfunded benefit obligation recognized in the Consolidated Balance Sheets:	$ (237,375)	$ (232,853)	$ (228,949)
Unfunded benefit obligation recognized in the Consolidated Balance Sheets consisted of:			
Benefit liability included in Other long-term liabilities	$ (221,975)	$ (216,853)	$ (213,749)
Benefit liability included in Other accruals	(15,400)	(16,000)	(15,200)
	$ (237,375)	$ (232,853)	$ (228,949)
Weighted-average assumptions used to determine benefit obligation:			
Discount rate	5.75%	6.00%	6.55%
Health care cost trend rate - pre-65	9.50%	10.00%	8.90%
Health care cost trend rate - post-65	11.00%	12.00%	8.90%
Weighted-average assumptions used to determine net periodic benefit cost:			
Discount rate	6.00%	6.55%	6.75%
Health care cost trend rate - pre-65	10.00%	8.90%	9.50%
Health care cost trend rate - post-65	12.00%	8.90%	9.50%
Net periodic benefit cost:			
Service cost	$ 4,339	$ 4,334	$ 3,898
Interest cost	16,725	16,787	16,567
Recognition of:			
Unrecognized prior service credit	(4,448)	(3,885)	(3,885)
Unrecognized actuarial loss	3,568	2,546	2,341
Net periodic benefit cost	$ 20,184	$ 19,782	$ 18,921

(thousands of dollars unless otherwise indicated)

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Medicare Act) was signed into law. The Medicare Act introduces a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. In accordance with FSP No. 106-2, the effects of the federal subsidy resulted in a $21,400 reduction of the accumulated postretirement benefit obligation for benefits attributed to past service, which is being recognized prospectively beginning July 1, 2004. During the last half of 2004, this recognition resulted in a $1,550 reduction of the net periodic postretirement benefit cost, which consisted of $880 amortization of the actuarial experience gain, a $640 reduction in interest cost and a $30 reduction in service cost.

The Company expects to make gross postretirement benefit cash payments and to receive Medicare Part D prescription cash reimbursements as follows:

	Postretirement Benefits Other than Pensions	Medicare Prescription Reimbursement
2005	$ 20,950	
2006	23,310	$ (2,970)
2007	25,240	(3,220)
2008	26,690	(3,450)
2009	27,810	(3,690)
2010 through 2014	144,570	(18,460)
Total expected benefit cash payments	$ 268,570	$ (31,790)

NOTE 8—LONG-TERM DEBT

	Due Date	2004	2003	2002
6.85% Notes	2007	**$ 198,143**	$ 203,173	$ 204,202
7.375% Debentures	2027	**139,929**	149,921	149,917
7.45% Debentures	2097	**146,942**	147,932	149,420
5% to 8.5% Promissory Notes	Through 2007	**1,725**	1,285	1,643
9.875% Debentures	2016	**1,500**	1,500	1,500
Long-term debt before SFAS No. 133 adjustments		**488,239**	503,811	506,682
Fair value adjustments to 6.85% Notes in accordance with SFAS No. 133			(819)	
		$ 488,239	$ 502,992	$ 506,682

Maturities of long-term debt are as follows for the next five years: $11,214 in 2005; $962 in 2006; $197,043 in 2007; $73 in 2008, and $73 in 2009.

Interest expense on long-term debt was $37,315, $37,460 and $37,029 for 2004, 2003 and 2002, respectively.

Among other restrictions, the Company's Notes, Debentures and revolving credit agreement contain certain covenants relating to liens, ratings changes, merger and sale of assets, consolidated leverage and change of control as defined in the agreements. In the event of default under any one of these arrangements, acceleration of the maturity of any one or more of these borrowings may result. The Company was in compliance with all covenants for all years presented.

During 2003, the Company entered into two separate interest rate swap contracts. Both interest rate swap contracts were with a bank to hedge against changes in the fair value of a portion of the Company's 6.85% Notes. Each interest rate swap contract had a notional amount of $25,000. The Company agreed to receive interest at a fixed rate of 6.85% and pay interest at six-month London Interbank Offered Rates plus points that varied by contract. These contracts were designated as perfect fair value hedges of the 6.85% Notes. Accordingly, changes in the fair value of these contracts were recorded as assets or liabilities and offset changes in the carrying value of the 6.85% Notes. During 2004, the Company unwound all of the interest rate swap contracts and paid $1,084 to the bank for discontinuation of the contracts. The net payment decreased the carrying amount of the 6.85% Notes and is being amortized to expense over the remaining maturity of the Notes. At December 31, 2003, the fair value of the two separate interest rate swap contracts represented unrealized losses of $819, which was included in Other long term liabilities. The weighted average interest rate on these contracts was 5.35 percent at December 31, 2003.

(thousands of dollars unless otherwise indicated)

During 2001, the Company entered into four separate interest rate swap contracts and entered into an additional two interest rate swap contracts in 2002. All six interest rate swap contracts were with a bank to hedge against changes in the fair value of a portion of the Company's 6.85% Notes. Each interest rate swap contract had a notional amount of $25,000. The Company agreed to receive interest at a fixed rate of 6.85% and pay interest at six-month London Interbank Offered Rates plus points that varied by contract. These contracts were designated as perfect fair value hedges of the 6.85% Notes. Accordingly, changes in the fair value of these contracts were recorded as assets or liabilities and offset changes in the carrying value of the 6.85% Notes. During 2002, the Company unwound all six of the interest rate swap contracts and received a net premium of $4,762 from the bank for discontinuation of the contracts. The net premium increased the carrying amount of the 6.85% Notes and is being amortized to income over the remaining maturity of the Notes. There were no interest rate swap agreements outstanding at December 31, 2004 and 2002.

The Company has a five-year senior unsecured revolving credit agreement. The current agreement, aggregating $650,000, was effective July 19, 2004 and expires July 20, 2009. There were no borrowings outstanding under the revolving credit agreement during all years presented.

At December 31, 2004, borrowings outstanding under the commercial paper program totaled $231,203 and were included in Short-term borrowings on the balance sheet. The weighted-average interest rate related to these borrowings was 2.3% at December 31, 2004. There were no borrowings outstanding under the Company's commercial paper program at December 31, 2003 and 2002, respectively. The Company uses the revolving credit agreement to satisfy its commercial paper program's dollar for dollar liquidity requirement. Effective July 19, 2004, the aggregate maximum borrowing capacity under the revolving credit agreement limits the commercial paper program to a maximum borrowing capability of $650,000.

On October 6, 1997, the Company issued $50,000 of debt securities consisting of 5.5% notes, due October 15, 2027, with provisions that the holders, individually or in the aggregate, may exercise a put option annually on October 15th that would require the Company to repay the securities. Prior to 2002, individual debt security holders exercised put options requiring the Company to repay $46,905 of these debt securities. The remaining balance of these debt securities of $3,095 was included in Current portion of long-term debt on the balance sheets at December 31, 2004, 2003 and 2002.

On December 8, 1997, the Company filed a shelf registration with the Securities and Exchange Commission covering $150,000 of unsecured debt securities with maturities greater than nine months from the date of issue. The registration was effective December 24, 1997. The Company may issue these securities from time to time in one or more series and will offer the securities on terms determined at the time of sale. There were no borrowings outstanding under this registration at December 31, 2004, 2003 and 2002.

On August 18, 1998, the Company filed a universal shelf registration statement with the Securities and Exchange Commission to issue debt securities, common stock and warrants up to $1,500,000. The registration was effective September 8, 1998. There were no borrowings outstanding or issuance of common stock or warrants under this registration at December 31, 2004, 2003 and 2002.

NOTE 9—OTHER LONG-TERM LIABILITIES

The operations of the Company, like those of other companies in our industry, are subject to various federal, state and local environmental laws and regulations. These laws and regulations not only govern current operations and products, but also impose potential liability on the Company for past operations. Management expects environmental laws and regulations to impose increasingly stringent requirements upon the Company and the industry in the future. Management believes that the Company conducts its operations in compliance with applicable environmental laws and regulations and has implemented various programs designed to protect the environment and promote continued compliance.

The Company is involved with environmental investigation and remediation activities at some of its current and former sites (including sites which were previously owned and/or operated by businesses acquired by the Company). In addition, the Company, together with other parties, has been designated a potentially responsible party under federal and state environmental protection laws for the investigation and remediation of environmental contamination and hazardous waste at a number of third-party sites, primarily Superfund sites. In general, these laws provide that potentially responsible parties may be held jointly and severally liable for inves-

(thousands of dollars unless otherwise indicated)

tigation and remediation costs regardless of fault. The Company may be similarly designated with respect to additional third-party sites in the future.

The Company initially provides for estimated costs of environmental-related activities relating to its past operations and third-party sites for which commitments or clean-up plans have been developed and when such costs can be reasonably estimated based on industry standards and historical experience. These estimated costs are determined based on currently available facts regarding each site. If the best estimate of costs can only be identified as a range and no specific amount within that range can be determined more likely than any other amount within the range, the minimum of the range is provided. The unaccrued maximum of the estimated range of possible outcomes is $117,135 higher than the minimum. The Company continuously assesses its potential liability for investigation and remediation-related activities and adjusts its environmental-related accruals as information becomes available upon which more accurate costs can be reasonably estimated and as additional accounting guidelines are issued. Actual costs incurred may vary from these estimates due to the inherent uncertainties involved including, among others, the number and financial condition of parties involved with respect to any given site, the volumetric contribution which may be attributed to the Company relative to that attributed to other parties, the nature and magnitude of the wastes involved, the various technologies that can be used for remediation and the determination of acceptable remediation with respect to a particular site.

Included in Other long-term liabilities at December 31, 2004, 2003, and 2002 were accruals for extended environmental-related activities of $116,537, $107,688 and $105,207, respectively. Estimated costs of current investigation and remediation activities of $24,953, $25,697 and $23,499 were included in Other accruals at December 31, 2004, 2003 and 2002, respectively.

Four of the Company's current and former manufacturing sites accounted for the majority of the accrual for environmental-related activities and the unaccrued maximum of the estimated range of possible outcomes at December 31, 2004. Included in the total accrual of $141,490 at December 31, 2004 was $92,384 related directly to these four sites. In the aggregate unaccrued exposure of $117,135 at December 31, 2004, $64,436 related to the four manufacturing sites. While environmental investigations and remedial actions are in different stages at these sites, additional investigations, remedial actions and monitoring will likely be required at each site.

Management cannot presently estimate the potential loss contingencies related to these sites or other less significant sites until such time as a substantial portion of the investigation at the sites is completed and remedial action plans are developed. In the event any future loss contingency significantly exceeds the current amount accrued, the recording of the ultimate liability may result in a material impact on net income for the annual or interim period during which the additional costs are accrued. Management does not believe that any potential liability ultimately attributed to the Company for its environmental-related matters will have a material adverse effect on the Company's financial condition, liquidity, or cash flow due to the extended period of time during which environmental investigation and remediation takes place. An estimate of the potential impact on the Company's operations cannot be made due to the aforementioned uncertainties.

Management expects these contingent environmental-related liabilities to be resolved over an extended period of time. Management is unable to provide a more specific time frame due to the indefinite amount of time to conduct investigation activities at any site, the indefinite amount of time to obtain environmental agency approval, as necessary, with respect to investigation and remediation activities, and the indefinite amount of time necessary to conduct remediation activities.

NOTE 10—CAPITAL STOCK

At December 31, 2004, there were 300,000,000 shares of common stock and 30,000,000 shares of serial preferred stock authorized for issuance. Of the authorized serial preferred stock, 3,000,000 shares are designated as cumulative redeemable serial preferred stock which may be issued pursuant to the Company's shareholders' rights plan if the Company becomes the target of coercive and unfair takeover tactics and 571,819 shares are designated as convertible participating serial preferred stock (see Note 11). An aggregate of 18,355,814, 22,386,580 and 16,411,277 shares of common stock at December 31, 2004, 2003 and 2002, respectively, were reserved for future grants of restricted stock and the exercise and future grants of stock options (see Note 12). Common shares outstanding shown in the following table included 475,628 shares of common stock held in a revocable trust at December 31, 2004, 2003 and 2002, respectively. The revocable trust is used

(thousands of dollars unless otherwise indicated)

to accumulate assets for the purpose of funding the ultimate obligation of certain non-qualified benefit plans. Transactions between the Company and the trust are accounted for in accordance with EITF No. 97-14, "Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested," which requires the assets held by the trust be consolidated with the Company's accounts.

	Common shares in Treasury	Common shares Outstanding
Balance at January 1, 2002	54,052,268	153,978,356
Shares tendered as payment for options exercised	173,044	(173,044)
Shares issued for exercise of stock options		1,791,675
Net shares issued under restricted stock grants		13,500
Treasury stock purchased	6,700,000	(6,700,000)
Balance at December 31, 2002	60,925,312	148,910,487
Shares tendered as payment for options exercised	23,950	(23,950)
Shares issued for exercise of stock options		2,171,839
Shares tendered in connection with restricted stock grants	75,669	(75,669)
Net shares issued under restricted stock grants		401,000
Treasury stock purchased	7,977,000	(7,977,000)
Balance at December 31, 2003	**69,001,931**	**143,406,707**
Shares tendered as payment for options exercised	**17,219**	**(17,219)**
Shares issued for exercise of stock options		**3,702,377**
Net shares issued under restricted stock grants		**285,250**
Treasury stock purchased	**6,600,000**	**(6,600,000)**
Balance at December 31, 2004	**75,619,150**	**140,777,115**

NOTE 11—STOCK PURCHASE PLAN AND PREFERRED STOCK

As of December 31, 2004, 15,577 employees contributed to the Company's ESOP, a voluntary defined contribution plan available to all eligible salaried employees. Participants are allowed to contribute, on a pretax basis only, up to the lesser of 20 percent of their annual compensation or the maximum dollar amount allowed under the Internal Revenue Code. Such participant contributions may be invested in a variety of mutual funds or a Company common stock fund. Effective January 1, 2004, the ESOP was amended to permit participants to diversify 100 percent of employee contributions previously allocated to the Company common stock fund into a variety of mutual funds. The Company matches current contributions up to 6 percent of annual compensation. Company matching contributions are required to be invested in the Company common stock fund.

The Company made contributions to the ESOP on behalf of participating employees, representing amounts authorized by employees to be withheld from their earnings on a pre-tax basis, of $46,524, $40,662 and $38,921 in 2004, 2003 and 2002, respectively. The Company's matching contributions to the ESOP charged to operations were $35,573, $31,331 and $27,916 for 2004, 2003 and 2002, respectively.

At December 31, 2004, there were 23,406,467 shares of the Company's common stock being held by the ESOP, representing 16.6 percent of the total number of voting shares outstanding. Shares of Company common stock credited to each member's account under the ESOP are voted by the trustee under instructions from each individual plan member. Shares for which no instructions are received, along with any unallocated shares held in the ESOP, are voted by the trustee in the same proportion as those for which instructions are received.

On August 27, 2003, the Company issued 350,000 shares of convertible participating serial preferred stock, no par value with cumulative quarterly dividends of ten dollars per share (Preferred stock) for $350,000 to the ESOP. The ESOP financed the acquisition of the Preferred stock by borrowing $350,000 from the Company at the rate of 4.5 percent per annum. This borrowing is payable over ten years in equal quarterly installments. Each share of Preferred stock is entitled to one vote upon all matters presented to the Company's shareholders, and the holder of the Preferred stock and the holders of the common stock generally vote together as one class. The Preferred stock is held in an unallocated account by the ESOP until compensation expense

(thousands of dollars unless otherwise indicated)

related to the Company's contributions is earned at which time contributions will be credited to the members' accounts. The Preferred stock is redeemable and convertible into the Company's common stock at the option of the ESOP based on the relative fair value of the Preferred stock and common stock at time of conversion. In the event the Preferred stock is redeemed, the Company has the option to pay the redemption amount in cash, common stock or any combination thereof. At December 31, 2004 and 2003, there were no allocated or committed-to-be-released shares of Preferred stock outstanding. The ESOP redeemed 112,838 shares and 65,343 shares of the 2003 issuance of Preferred stock for cash in 2004 and 2003, respectively.

On April 18, 2001, the Company issued 250,000 shares of Preferred stock for $250,000 to the ESOP. The ESOP financed the acquisition of the Preferred stock by borrowing $250,000 from the Company at the rate of 8 percent per annum. The Preferred stock was held in an unallocated account by the ESOP until compensation expense related to the Company's contributions was earned at which time contributions were credited to the members' accounts. At December 31, 2002, there were no allocated or committed-to-be-released shares of Preferred stock outstanding. In 2002, the ESOP redeemed 126,499 shares of Preferred stock for cash. The ESOP redeemed the remaining 41,806 shares of the 2001 issuance of Preferred stock for cash in 2003.

NOTE 12—STOCK PLAN

The Company's 2003 Stock Plan permits the granting of stock options, restricted stock and stock appreciation rights to eligible employees. The 2003 Stock Plan was adopted during 2002 to succeed the Company's 1994 Stock Plan that expired February 16, 2003, which succeeded the 1984 Stock Plan that expired February 15, 1994. Although no further grants may be made under the 1994 Stock Plan, all rights granted under the plan remains. The number of shares which may be awarded under the 2003 Stock Plan will not exceed 8,500,000 shares, plus the shares authorized but not granted under the 1994 Stock Plan as of the expiration thereof. No stock appreciation rights have been granted.

Grants of restricted stock, which generally require four years of continuous employment from the date of grant before vesting and receiving the shares without restriction, have been awarded to certain officers and key employees under the 2003 and 1994 Stock Plans. The number of shares to be received without restriction under the 2003 Stock Plan is based on the Company's achievement of specified financial goals relating to average return on average equity and earnings before interest, taxes, depreciation and amortization. The number of shares to be received without restriction under the 1994 Stock Plan is based on the Company's performance relative to a peer group of companies. No shares of restricted stock vested during 2004 or 2002. During 2003, 199,500 shares of restricted stock vested and were delivered to certain officers and key employees. There were 873,250 shares of restricted stock granted to certain officers and key employees outstanding at December 31, 2004. Unamortized deferred compensation expense with respect to restricted stock granted to eligible employees amounted to $19,606, $12,853 and $3,267 at December 31, 2004, 2003, and 2002, respectively, and is being amortized over the four-year vesting period. Deferred compensation expense aggregated $11,272, $5,641 and $3,097 in 2004, 2003 and 2002, respectively.

The Company's 1997 Stock Plan for Nonemployee Directors provides for the granting of stock options and restricted stock to members of the Board of Directors who are not employees of the Company. There were 400,000 shares authorized as available for grant under the 1997 Stock Plan. The Board of Directors authorizes grants made pursuant to the 1997 Stock Plan. Grants of restricted stock generally vest and are received without restriction to the extent of one-third of the granted shares for each full year of service as a Director following the date of grant. There were 15,000 shares of restricted stock granted to nonemployee Directors during 2004 and all shares were outstanding at December 31, 2004. As of December 31, 2004, there were 201,667 shares available for grant under the 1997 Stock Plan.

A summary of restricted stock granted to certain officers, key employees and nonemployee Directors during 2004, 2003, and 2002 is as follows:

	2004	2003	2002
Shares granted	**328,250**	401,000	13,500
Weighted-average fair value of restricted shares granted during year	**$33.59**	$27.37	$26.22

Grants of non-qualified and incentive stock options have been awarded to certain officers, key employees and nonemployee Directors under various stock plans at prices not less than fair market value of the shares, as defined by the plans, at the date of grant. The options

(thousands of dollars unless otherwise indicated)

generally become exercisable to the extent of one-third of the optioned shares for each full year following the date of grant and generally expire ten years after the date of grant. The number of options and period of service required before the options may be exercised are determined by the Board of Directors at the time of grant. No options may be exercised more than ten years from the date of the grant.

A summary of the Company's non-qualified and incentive stock option activity and related information for the years ended December 31, 2004, 2003 and 2002 is shown in the following table:

	2004		2003		2002	
	Optioned Shares	Weighted-Average Exercise Price	Optioned Shares	Weighted-Average Exercise Price	Optioned Shares	Weighted-Average Exercise Price
Outstanding beginning of year	15,099,131	$25.27	15,178,222	$23.90	14,129,176	$23.19
Granted	2,065,900	41.40	2,431,500	30.96	3,064,900	25.47
Exercised	(3,702,377)	23.90	(2,171,839)	21.86	(1,791,675)	20.94
Forfeited	(155,237)	27.25	(127,604)	24.50	(111,901)	22.07
Expired	(20,584)	24.01	(211,148)	27.50	(112,278)	26.98
Outstanding end of year	13,286,833	$28.14	15,099,131	$25.27	15,178,222	$23.90
Exercisable at end of year	8,691,851	$24.78	9,716,381	$23.91	9,258,221	$23.69
Weighted-average fair value of options granted during year	$6.24		$5.76		$5.48	
Reserved for future grants	4,867,314		7,070,782		979,055	

Exercise prices for optioned shares outstanding as of December 31, 2004 ranged from $16.34 to $41.73. A summary of these options by range of exercise prices is as follows:

	Outstanding			Exercisable	
Range of Exercise Prices	Optioned Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (years)	Optioned Shares	Weighted-Average Exercise Price
$16.34 - $24.50	4,135,516	$21.98	5.7	4,102,475	$21.96
$25.06 - $35.34	7,145,717	27.92	6.6	4,589,376	27.29
$38.53 - $41.73	2,005,600	41.64	9.8		
	13,286,833	$28.14	6.8	8,691,851	$24.78

(thousands of dollars unless otherwise indicated)

NOTE 13—OTHER EXPENSE—NET

Included in the Other expense - net caption of the Statements of Consolidated Income are the following:

	2004	2003	2002
Dividend and royalty income	$(2,498)	$(2,877)	$(3,341)
Net expense of financing and investing activities	7,140	9,071	7,284
Provisions for environmental matters (see Note 9)	13,953	10,237	8,609
Net expense of exit or disposal activities (see Note 6)	37	14	262
Foreign currency exchange losses - net	1,699	1,460	8,435
Other income	(4,458)	(1,429)	(4,154)
Other expense	1,992	2,155	4,376
	$17,865	$18,631	$21,471

The net expense of financing and investing activities included the net realized gains or losses from disposing of fixed assets, the net gain or loss relating to the change in the Company's investment in certain long-term asset funds and certain foreign entities, fees related to debt issuance and financing services and in 2003 and 2002, the net pretax expense associated with the Company's investment in broad-based corporate owned life insurance.

Foreign currency exchange losses - net included foreign currency transaction gains and losses and realized and unrealized gains and losses from foreign currency option and forward contracts. The Company had no foreign currency option or forward contracts outstanding at December 31, 2004. All foreign currency option and forward contracts outstanding at December 31, 2003 and 2002 had maturity dates of less than twelve months and were undesignated hedges with changes in fair value being recognized in earnings in accordance with SFAS No. 133. These derivative instrument values were included in either Other current assets or Other accruals and were immaterial at December 31, 2003 and 2002.

Other income included items of revenue and other gains that were unrelated to the primary business purpose of the Company. Each individual item of other income was immaterial; no single category of items exceeded $1,000.

Other expense included expense items and losses that were unrelated to revenues associated with the primary business purpose of the Company. Each individual item of other expense was immaterial; no single category of items exceeded $1,000.

NOTE 14—INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes using the enacted tax rates and laws that are currently in effect. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2004, 2003 and 2002 were as follows:

	2004	2003	2002
Deferred tax assets:			
Dispositions, environmental and other similar items	$ 51,859	$ 47,941	$ 48,452
Other items (each less than 5 percent of total assets)	110,955	105,660	138,515
Total deferred tax assets	$ 162,814	$ 153,601	$ 186,967
Deferred tax liabilities:			
Depreciation and amortization	$ 75,573	$ 49,634	$ 29,082
Deferred employee benefit items	59,892	61,981	63,165
Total deferred tax liabilities	$ 135,465	$ 111,615	$ 92,247

Netted against the Company's other deferred tax assets were valuation reserves of $14,930, $17,643 and $14,459 at December 31, 2004, 2003 and 2002, respectively, resulting from the uncertainty as to the realization of the tax benefits from certain foreign net operating losses and certain other foreign assets.

Significant components of the provisions for income taxes were as follows:

	2004	2003	2002
Current:			
Federal	$ 126,199	$ 129,146	$ 138,541
Foreign	17,994	5,719	9,549
State and local	24,242	16,131	16,410
Total current	168,435	150,996	164,500
Deferred:			
Federal	18,001	32,299	20,770
Foreign	(3,312)	3,554	(1,498)
State and local	2,538	4,019	2,691
Total deferred	17,227	39,872	21,963
Total provisions for income taxes	$ 185,662	$ 190,868	$ 186,463

(thousands of dollars unless otherwise indicated)

The provisions for income taxes included estimated taxes payable on that portion of retained earnings of foreign subsidiaries expected to be received by the Company. The effect of the repatriation provisions of the American Jobs Creation Act of 2004 and the provisions of APB No. 23, "Accounting for Income Taxes – Special Areas," was $2,693 in 2004. A provision was not made with respect to $13,399 of retained earnings at December 31, 2004 that have been invested by foreign subsidiaries. It was not practicable to estimate the amount of unrecognized deferred tax liability for undistributed foreign earnings.

Significant components of income before income taxes, minority interest and cumulative effect of change in accounting principle as used for income tax purposes, were as follows:

	2004	2003	2002
Domestic	$ 520,454	$ 492,592	$ 458,535
Foreign	59,741	30,334	38,629
	$ 580,195	$ 522,926	$ 497,164

A reconciliation of the statutory federal income tax rate to the effective tax rate follows:

	2004	2003	2002
Statutory federal income tax rate	35.0%	35.0%	35.0%
Effect of:			
State and local income taxes	3.0	2.5	2.5
Investment vehicles	(1.6)	(0.6)	0.8
ESOP dividends	(4.2)	(1.0)	(1.0)
Other - net	(0.2)	0.6	0.2
Effective tax rate	32.0%	36.5%	37.5%

A portion of the transitional impairment charge recorded in the first quarter of 2002 (see Note 2) related to goodwill that was not deductible for tax purposes. This is not reflected in the statutory federal income tax rate reconciliation above because the transitional impairment charge was recorded as a cumulative effect of change in accounting principle. The remaining portion of the impairment charge created federal, state, foreign and local deferred tax benefits in the amount of $64,476 due to the temporary differences between the carrying amounts for financial statement purposes and amounts used for tax purposes. The increase in the ESOP dividends deduction was the result of increases to the annual dividend payable for 2004 versus 2003 and changes in plan design which resulted in an increase in deductible dividends.

NOTE 15—NET INCOME PER COMMON SHARE

	2004	2003	2002
Income before cumulative effect of change in accounting principle	$ 393,254	$ 332,058	$ 310,701
Cumulative effect of change in accounting principle - net of income taxes of $64,476			(183,136)
Net income	$ 393,254	$ 332,058	$ 127,565
Basic			
Average common shares outstanding	140,801,836	144,846,933	150,437,900
Per common share:			
Income before cumulative effect of change in accounting principle	$ 2.79	$ 2.29	$ 2.07
Cumulative effect of change in accounting principle			(1.22)
Net income	$ 2.79	$ 2.29	$ .85
Diluted			
Average common shares outstanding	140,801,836	144,846,933	150,437,900
Non-vested restricted stock grants	870,313	614,458	318,433
Stock options and other contingently issuable shares	3,063,440	1,543,885	1,678,977
Average common shares assuming dilution	144,735,589	147,005,276	152,435,310
Per common share:			
Income before cumulative effect of change in accounting principle	$ 2.72	$ 2.26	$ 2.04
Cumulative effect of change in accounting principle			(1.20)
Net income	$ 2.72	$ 2.26	$ .84

(thousands of dollars unless otherwise indicated)

NOTE 16—SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

	2004				
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full Year
Net sales	$1,319,522	$1,617,955	$1,677,130	$1,499,182	$6,113,789
Gross profit	$ 571,627	$ 721,417	$ 743,545	$ 664,822	$2,701,411
Net income	$ 51,468	$ 126,438	$ 132,863	$ 82,845	$ 393,254
Net income per share - basic	$ .36	$ .89	$ .95	$ .59	$ 2.79
Net income per share - diluted	$ .35	$ .87	$ .92	$ .57	$ 2.72

Net income in the fourth quarter was increased by $6,029 ($.04 per share) due primarily to physical inventory adjustments. Gross profit was increased by $13,540 primarily as a result of physical inventory adjustments of $14,877. Administrative expenses were increased by $4,170 due primarily to increased incentive compensation accruals.

	2003				
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full Year
Net sales	$1,148,461	$1,471,678	$1,503,086	$1,284,539	$5,407,764
Gross profit	$ 501,764	$ 665,752	$ 678,646	$ 609,133	$2,455,295
Net income	$ 30,802	$ 110,130	$ 120,297	$ 70,829	$ 332,058
Net income per share - basic	$ .21	$ .76	$ .83	$ .49	$ 2.29
Net income per share - diluted	$ .21	$ .75	$ .82	$ .48	$ 2.26

Net income in the fourth quarter of 2003 was increased by $1,714 ($.01 per share) due to certain year-end adjustments. Gross profit in the fourth quarter of 2003 increased by $12,409 primarily as a result of physical inventory adjustments of $9,108. Selling, general and administrative expenses decreased $328 due to various year-end adjustments. Other expense–net increased $10,100 due primarily to provisions for environmental matters of $10,237 during the fourth quarter of 2003.

NOTE 17—OPERATING LEASES

The Company leases certain stores, warehouses, manufacturing facilities, office space and equipment. Renewal options are available on the majority of leases and, under certain conditions, options exist to purchase certain properties. Rental expense for operating leases, recognized on a straight-line basis over the lease term in accordance with FASB Technical Bulletin No. 85-3, "Accounting for Operating Leases with Scheduled Rent Increases," was $173,491, $155,268 and $151,555 for 2004, 2003 and 2002, respectively. Certain store leases require the payment of contingent rentals based on sales in excess of specified minimums. Contingent rentals included in rent expense were $18,134, $12,933 and $15,752 in 2004, 2003 and 2002, respectively. Rental income, as lessor, from real estate leasing activities and sublease rental income for all years presented was not significant.

During 2003, the Company completed sale-leaseback transactions involving two of its warehouses. The warehouses were sold at fair market value resulting in a pre-tax gain of $2,701, which was deferred and is being amortized to offset rent expense over the life of the new operating leases. The Company does not have any retained or contingent interest in the warehouses. The operating leases that resulted from these transactions are included in the table below.

Following is a schedule, by year and in the aggregate, of future minimum lease payments under noncancellable operating leases having initial or remaining terms in excess of one year at December 31, 2004:

2005	$ 155,973
2006	134,826
2007	110,089
2008	83,897
2009	59,322
Later years	117,824
Total minimum lease payments	$ 661,931

(thousands of dollars unless otherwise indicated)

NOTE 18 – REPORTABLE SEGMENT INFORMATION

The Company reports its segment information in five reportable segments – Paint Stores, Consumer, Automotive Finishes, International Coatings (collectively, the "Operating Segments") and Administrative – in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 requires an enterprise to report segment information in the same way that management internally organizes its business for assessing performance and making decisions regarding allocation of resources. See pages 8 through 15 of this report for more information about the Operating Segments.

The Company's chief operating decision maker has been identified as the Chief Executive Officer because he has final authority over performance assessment and resource allocation decisions. Because of the global, diverse operations of the Company, the chief operating decision maker regularly receives discrete financial information about each reportable segment as well as a significant amount of additional financial information about certain aggregated divisions, business units and subsidiaries of the Company. The chief operating decision maker uses all such financial information for performance assessment and resource allocation decisions. Factors considered in determining the five reportable segments of the Company include the nature of the business activities, existence of managers responsible for the operating and administrative activities and information presented to the Board of Directors. The chief operating decision maker evaluates the performance of the Operating Segments and allocates resources based on profit or loss and cash generated from operations before income taxes, excluding corporate expenses and financing gains and losses. The accounting policies of the reportable segments are the same as those described in Note 1.

The Paint Stores Segment consisted of 2,983 company-operated specialty paint stores in the United States, Canada, Virgin Islands, Puerto Rico and Mexico at December 31, 2004. Each division of the Segment is engaged in the related business activity of selling the Company's own manufactured coatings and related products to end-use customers. The acquisition of Duron was included in this Segment. During 2004, this Segment opened 67 net new stores, acquired 229, remodeled 10, relocated 35 and transferred one store to the Automotive Finishes Segment. The net new and acquired stores consisted of 294 stores in the United States, 3 in Canada and one closed in Mexico. In 2003, there were 45 net new stores opened or acquired (41 in the United States). In 2002, there were 70 net new stores opened or acquired (62 in the United States). This Segment manufactures OEM product finishes sold through certain shared or dedicated paint stores (71, 72 and 69 at December 31, 2004, 2003 and 2002, respectively, included above) and by direct outside sales representatives. The Paint Stores Segment markets and sells Sherwin-Williams® branded architectural coatings, industrial and marine products, OEM product finishes and related items throughout North America and the Caribbean. These products are produced by this Segment's manufacturing facilities and those in the Consumer Segment. The loss of any single customer would not have a material adverse effect on the business of this Segment. A map on page 18 of this report shows the number of paint stores and their geographical location.

The Consumer Segment develops, manufactures and distributes a variety of paint, coatings and related products to third party customers and the Paint Stores Segment. The acquisition of PSB was included in this Segment. Approximately 47 percent of the total sales of the Consumer Segment in 2004, including inter-segment transfers, represented products sold through the Paint Stores Segment. Sales and marketing of certain control branded and private labeled products is performed by a direct sales staff. The products distributed through third party customers are intended for resale to the ultimate end-user of the product. The Consumer Segment had sales to certain customers that, individually, may be a significant portion of the sales of the Segment. However, the loss of any single customer would not have a material adverse effect on the overall profitability of the Segment. This Segment incurred most of the Company's capital expenditures related to ongoing environmental compliance measures.

The Automotive Finishes Segment develops, manufactures and distributes a variety of motor vehicle finish, refinish and touch-up products primarily throughout North and South America, the Caribbean Islands, and Europe. This Segment also licenses certain technology and trade names worldwide. Sherwin-Williams® branded automotive finish and refinish products are distributed throughout North America solely through this Segment's network of 146 company-operated automotive branches in the United States and 19 in Canada. Additional automotive branches in Jamaica (15), Chile (17) and Peru (3) complete this Segment's worldwide

(thousands of dollars unless otherwise indicated)

network. At December 31, 2004, this Segment included consolidated operations in 11 foreign countries and realized income from licensing agreements in 13 foreign countries. A map on page 18 of this report shows the number of automotive branches and their geographical location.

The International Coatings Segment develops, licenses, manufactures and distributes a variety of paint, coatings and related products worldwide. The majority of the sales from licensees and subsidiaries occurred in South America, the Segment's most important international market. This Segment sold its products through 29 company-operated specialty paint stores in Chile, 36 in Brazil, 5 in Uruguay and 1 in Argentina and by outside selling functions to dealers and other distributors. At December 31, 2004, this Segment included consolidated operations in 8 foreign countries, 4 foreign joint ventures and income from licensing agreements in 12 foreign countries.

The Administrative Segment included the administrative expenses of the Company's corporate headquarters site. This Segment also included interest expense which was unrelated to retail real estate leasing activities, investment income, certain foreign currency transaction losses related to dollar-denominated debt and foreign currency option and forward contracts, certain expenses related to closed facilities and environmental-related matters, and other expenses which were not directly associated with any Operating Segment. Administrative expenses did not include any significant foreign operations. Also included in the Administrative Segment was a real estate management unit that is responsible for the ownership, management, leasing of non-retail properties held primarily for use by the Company, including the Company's headquarters site, and disposal of idle facilities. Sales of the Administrative Segment represented external leasing revenue of excess headquarters space or leasing of facilities no longer used by the Company in its operations. Gains and losses from the sale of property were not a significant operating factor in determining the performance of this Segment.

Net external sales of all consolidated foreign subsidiaries were $637,137, $546,472 and $488,280 for 2004, 2003 and 2002, respectively. Operating profits of all consolidated foreign subsidiaries were $46,516, $14,340 and $17,953 for 2004, 2003 and 2002, respectively. Domestic operations account for the remaining net sales and operating profits. Long-lived assets consist of net property, plant and equipment, goodwill, intangibles, deferred pension assets and other long-term assets. Long-lived assets of consolidated foreign subsidiaries totaled $149,037, $130,188 and $108,077 at December 31, 2004, 2003 and 2002, respectively. The consolidated total of long-lived assets for the Company was $2,492,223, $1,967,464 and $1,926,319 at December 31, 2004, 2003 and 2002, respectively. During 2002, the reduction in the carrying value of long-lived assets of consolidated foreign subsidiaries resulted primarily from an impairment of long-lived assets of the Argentina subsidiary due to a devaluation of the Argentine peso and other foreign currency translation rate declines. Total assets of consolidated foreign subsidiaries at December 31, 2004 were $458,705, which represented 10.7 percent of the Company's total assets. No single geographic area outside the United States was significant relative to consolidated net sales or operating profits. Export sales and sales to any individual customer were each less than 10 percent of consolidated sales to unaffiliated customers during all years presented.

In the reportable segment financial information that follows, operating profit was total revenue, including inter-segment transfers, less operating costs and expenses. Identifiable assets were those directly identified with each reportable segment. Administrative Segment assets consisted primarily of cash and cash equivalents, investments, deferred pension assets, and headquarters property, plant and equipment. The operating margin for each Operating Segment was based upon total net sales and inter-segment transfers. Domestic inter-segment transfers were accounted for at the approximate fully absorbed manufactured cost plus distribution costs. International inter-segment transfers were accounted for at values comparable to normal unaffiliated customer sales. The reportable segment financial information has been restated for 2001 and 2000 to reflect certain reorganizations between segments effective January 1, 2002.

(thousands of dollars unless otherwise indicated)

	2004	2003	2002	2001	2000
Net External Sales					
Paint Stores	$ 3,977	$ 3,469	$ 3,302	$ 3,185	$ 3,166
Consumer	1,296	1,190	1,178	1,142	1,251
Automotive Finishes	514	457	454	464	493
International Coatings	319	285	244	268	294
Administrative	8	7	7	7	8
Consolidated totals	$ 6,114	$ 5,408	$ 5,185	$ 5,066	$ 5,212
Operating Profits					
Paint Stores	$ 480	$ 403	$ 399	$ 388	$ 410
Consumer	188	199	193	110**	(208)*
Automotive Finishes	58	52	54	51	61
International Coatings	18	8	(6)	5	17
Administrative:					
Interest expense	(40)	(38)	(40)	(54)	(60)
Corporate expenses and other	(124)	(101)	(103)	(76)	(77)
Income before income taxes, minority interest and cumulative effect of change in accounting principle	$ 580	$ 523	$ 497	$ 424**	$ 143*
Identifiable Assets					
Paint Stores	$ 1,400	$ 1,000	$ 967	$ 954	$ 1,014
Consumer	1,597	1,218	1,162	1,272	1,347*
Automotive Finishes	321	278	274	329	349
International Coatings	193	156	130	285	315
Administrative	763	1,031	899	788	726
Consolidated totals	$ 4,274	$ 3,683	$ 3,432	$ 3,628	$ 3,751*
Capital Expenditures					
Paint Stores	$ 55	$ 54	$ 56	$ 36	$ 48
Consumer	35	36	37	18	40
Automotive Finishes	4	8	3	11	29
International Coatings	5	5	10	7	6
Administrative	8	14	21	11	10
Consolidated totals	$ 107	$ 117	$ 127	$ 83	$ 133
Depreciation					
Paint Stores	$ 49	$ 44	$ 44	$ 47	$ 45
Consumer	33	33	33	31	28
Automotive Finishes	9	9	9	9	9
International Coatings	5	5	4	6	6
Administrative	13	14	14	16	21
Consolidated totals	$ 109	$ 105	$ 104	$ 109	$ 109
Operating Segment Margins					
Paint Stores	12.1%	11.6%	12.1%	12.2%	12.9%
Consumer	7.7%	9.0%	8.9%	5.3%**	(9.5%)*
Automotive Finishes	10.2%	10.5%	11.1%	10.2%	11.5%
International Coatings	5.6%	2.8%	(2.4%)	1.9%	5.8%
Operating segment totals	10.2%	10.2%	10.3%	9.2%**	4.5%*
Intersegment Transfers					
Paint Stores	$ 1	$ 1	$ 1	$ 1	$ 2
Consumer	1,138	1,024	989	929	929
Automotive Finishes	57	40	34	34	36
International Coatings	1	1	1		
Administrative	5	4	4	9	11
Segment totals	$ 1,202	$ 1,070	$ 1,029	$ 973	$ 978

* *Included a charge and reduction in asset value of $352 in 2000 for impairment of other assets.*

** *Included amortization expense of $21 in the Consumer Segment and $29 in income before income taxes and cumulative effect of change in accounting principle for goodwill and intangible assets that are no longer amortized as of January 1, 2002 in accordance with SFAS No. 142. The effect on any other segment was not significant. Due to the impairment of other assets in 2000, disclosure of the effect of amortization expense on segment operating profit prior to 2001 is not meaningful.*

Annual Meeting
The annual meeting of shareholders will be held in the Landmark Conference Center, 927 Midland Building, 101 Prospect Avenue, N.W., Cleveland, Ohio on Wednesday, April 20, 2005 at 9:00 A.M., local time.

Investor Relations
Conway G. Ivy
The Sherwin-Williams Company
101 Prospect Avenue, N.W.
Cleveland, Ohio 44115-1075
Internet: www.sherwin.com

Dividend Reinvestment Program
A dividend reinvestment program is available to shareholders of common stock. For information, contact our transfer agent, The Bank of New York.

Form 10-K
The Company's Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available without charge. To obtain a copy, contact the Investor Relations Office.

Certifications
The Company filed with the Securities and Exchange Commission, as Exhibit 31 to the Company's Annual Report on Form 10-K for the 2004 fiscal year, certifications of its Chief Executive Officer and Chief Financial Officer regarding the quality of the Company's public disclosure. The Company also submitted to the New York Stock Exchange the previous year's certification of its Chief Executive Officer certifying that he was not aware of any violation by the Company of the New York Stock Exchange corporate governance listing standards.

Independent Registered Public Accounting Firm
Ernst & Young LLP
Cleveland, Ohio

Stock Trading
Sherwin-Williams Common Stock—Symbol, SHW—is traded on the New York Stock Exchange.

Transfer Agent & Registrar
The Bank of New York
Shareholder Relations
Department-11E
P.O. Box 11258
Church Street Station
New York, NY 10286
1-866-537-8703
E-mail address:
Shareowner-svcs@Email.bony.com
Internet: www.stockbny.com

Headquarters
The Sherwin-Williams Company
101 Prospect Avenue, N.W.
Cleveland, Ohio 44115-1075
(216) 566-2000

COMMON STOCK TRADING STATISTICS

	2004	2003	2002	2001	2000
High	$ 45.61	$ 34.77	$ 33.24	$ 28.23	$ 27.625
Low	32.95	24.42	21.75	19.73	17.125
Close December 31	44.63	34.74	28.25	27.50	26.313
Shareholders of record	11,056	11,472	11,936	12,687	13,137
Shares traded (thousands)	175,664	143,702	193,256	162,219	158,349

QUARTERLY STOCK PRICES AND DIVIDENDS

2004			
Quarter	High	Low	Dividend
1st	$ 38.54	$ 32.95	$ .17
2nd	41.63	35.55	.17
3rd	44.11	37.95	.17
4th	45.61	40.36	.17

2003			
Quarter	High	Low	Dividend
1st	$ 29.25	$ 24.42	$ .155
2nd	28.55	26.16	.155
3rd	30.75	26.47	.155
4th	34.77	29.39	.155

Corporate Officers

Christopher M. Connor, 48*
Chairman and Chief Executive Officer

Joseph M. Scaminace, 51*
President and Chief Operating Officer

Sean P. Hennessy, 47*
Senior Vice President - Finance and Chief Financial Officer

Thomas E. Hopkins, 47*
Senior Vice President - Human Resources

Conway G. Ivy, 63*
Senior Vice President - Corporate Planning and Development

John L. Ault, 59*
Vice President - Corporate Controller

Cynthia D. Brogan, 53
Vice President and Treasurer

Mark J. Dvoroznak, 46
Vice President - Corporate Audit and Loss Prevention

James J. Sgambellone, 47
Vice President - Taxes and Assistant Secretary

Louis E. Stellato, 54*
Vice President, General Counsel and Secretary

Richard M. Weaver, 50
Vice President - Administration

Operating Presidents

Thomas S. Brummett, 59
President & General Manager
Chemical Coatings Division
Paint Stores Group

Robert J. Davisson, 44
President & General Manager
Southeastern Division
Paint Stores Group

Timothy J. Drouilhet, 42
President & General Manager
Eastern Division
Paint Stores Group

Timothy A. Knight, 40
President & General Manager
Diversified Brands Division

Blair P. LaCour, 58*
President & General Manager
Automotive Division

Drew A. McCandless, 44
President & General Manager
Mid Western Division
Paint Stores Group

John G. Morikis, 41*
President
Paint Stores Group

Steven J. Oberfeld, 52
President & General Manager
South Western Division
Paint Stores Group

Harvey P. Sass, 47
President & General Manager
Wood Care Division

Thomas W. Seitz, 56*
President & General Manager
Consumer Division

Alexander Zalesky, 45*
President & General Manager
International Division

**Executive Officer as defined by the Securities Exchange Act of 1934*

BOARD OF DIRECTORS

1 SUSAN J. KROPF, 56
President and Chief Operating Officer
Avon Products, Inc.

2 JOHN G. BREEN, 70
Retired, former Chairman, Chief Executive Officer and President
The Sherwin-Williams Company

3 DANIEL E. EVANS, 68
Retired, former Chairman, Chief Executive Officer and Secretary
Bob Evans Farms, Inc.

4 CHRISTOPHER M. CONNOR, 48
Chairman and Chief Executive Officer
The Sherwin-Williams Company

5 JOSEPH M. SCAMINACE, 51
President and Chief Operating Officer
The Sherwin-Williams Company

6 RICHARD K. SMUCKER, 56*
President and Co-Chief Executive Officer
The J.M. Smucker Company

7 CURTIS E. MOLL, 65*
Chairman and Chief Executive Officer
MTD Holdings Inc

8 GARY E. MCCULLOUGH, 46*
Senior Vice President,
Abbott Laboratories,
President, Ross Products Division

9 DUANE E. COLLINS, 68
Retired, former Chairman, Chief Executive Officer and President
Parker-Hannifin Corporation

10 ROBERT W. MAHONEY, 68
Retired, former Chairman, Chief Executive Officer and President
Diebold, Incorporated

11 JAMES C. BOLAND, 65*
Vice Chairman
Cavaliers/Gund Arena Company

12 A. MALACHI MIXON, III, 64
Chairman and Chief Executive Officer
Invacare Corporation


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*Audit Committee Member


COVER
THE
EARTH
SHERWIN
WILLIAMS.

The Sherwin-Williams Company
[illegible] Prospect Avenue, N.W.
[illegible]veland, Ohio 44115-1075
[illegible]sherwin.com